Annual Report

Southern Peru Copper
Corporation

[illegible] Highlights

[illegible] (in millions [illegible])

	2001	2000
Sales	$ 657.5	$711.1
Operating income	89.2	149.6
Net earnings	46.3	92.4
Net earnings per common share (basic and diluted)	0.58	1.16
Dividends paid per common share	0.86	0.84
Cash and marketable securities	212.9	149.1
Total Debt	396.0	347.3
Stockholders' equity	$1,209.5	$1,191.7
Employees	3,726	3,682

The design of this annual report utilizes the universal symbols of metals



Copper Silver

Statement of Responsibility

"The present [illegible] truthful and sufficient [illegible] regarding the development [illegible] the business of Southern Peru Copper Corporation during 2001. Southern Peru Copper Corporation takes responsibility [illegible] according to applicable legal requirements."

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Index

Operating highlights
(tons)

Operating Area or plant	2001		2000	
Toquepala				
Total material moved (000's)	99,492	R	81,378	R
Ore milled (000's)	17,182		16,276	
Concentrate produced	442,105		388,039	
Copper in concentrate	122,751		105,635	
Molybdenum produced	4,098	R	3,739	R
Cuajone				
Total material moved (000's)	101,702	R	85,943	R
Ore milled (000's)	30,155		30,568	R
Concentrate produced	611,946		695,804	R
Copper in concentrate	165,085		178,964	
Molybdenum produced	4,253	R	3,465	R
SX/EW				
Treated Solutions (thousand of cubic meters)	37,380	R	33,216	
Cathodes produced	54,428		56,065	R
Smelter				
Concentrates smelted	1,165,062	R	1,132,785	R
Blister produced	328,241	R	295,848	R
Refinery				
Cathodes produced	277,260	R	264,743	R
Total Cu SPCC	373,506	R	352,058	R
Total Cu SPCC (000's of pounds)	823,439	R	776,153	R
Total Mo	8,351	R	7,204	R

R: Production records

Copper Reserves

Unit	Mineral Reserves (000's tons) December 31, 2001	Average Copper Content (%) December 31, 2001
Toquepala		
Sulfides	658,433	0.74
Leachable	1,732,229	0.19
Cuajone		
Sulfides	1,182,766	0.64
Leachable	61,041	0.43


01 (92)
00 (92)
99 (87)
98 (66)
97 (64)

Productivity
(tons of copper per employee)


01 (342)
00 (340)
99 (338)
98 (302)
97 (311)

Copper production
(thousands of tons)


01 (277)
00 (265)
99 (251)
98 (246)
97 (233)

Refinery production
(thousands of tons)


01 (54)
00 (56)
99 (49)
98 (47)
97 (44)

SX / EW production
(thousands of tons)


01 (371)
00 (354)
99 (340)
98 (341)
97 (337)

Copper sales
(thousands of tons)



Producers of copper and other metals worldwide experienced a very difficult year in 2001. In the third quarter, copper prices fell to lows not experienced in 14 years, and the minor improvement experienced in the final few weeks of the year was not enough to offset a loss of at least 13% in the average price of copper. Southern Peru did not escape the severe impact from the weakness in the metals markets. However, the ongoing efforts of our people are reflected in good operating results, which led to increased output, a reduction in principal unit costs, and a reduction in administrative expenses. These results, in turn, allowed us to partially mitigate the impact of lower metals prices on our economic results.

In particular, the average copper price on the London Metals Exchange (LME) fell to $ 71.6 cents a pound, compared to $ 82.3 cents a pound in 2000. In addition, Peru was hit by an unusually violent earthquake on June 23 that damaged our facilities and required us to temporarily suspend mining operations for a few days. Both of these factors have had an impact on corporate financial results. The efforts to face these trying circumstances eventually led to a 5% increase in sales volumes over the previous year, bringing the total to 755 million pounds, and the Ilo smelter processed 86 million pounds of purchased concentrate.

On this basis, Southern Peru was able to record net profits of US $46.6 million. Although this figure is lower than the US $92.6 million earned in 2000, the fact that the results were achieved under such trying circumstances reflects the Company's overall healthy condition.

The increase in production resulted from higher mineral grades and increased copper recovery rates at the Toquepala concentrator. These factors compensated for production losses totaling 30.6 million pounds in the Cuajone operation due to lower mineral grades and the impact of the June 23 earthquake in southern Peru, which resulted in power supply outages and interrupted mine production for four days.

Additionally, an ongoing cost reduction program focused primarily on administrative and operating costs, reduced the Company's operating break-even point by $ 2.1 cents, from $ 51.4 cents in 2000 to $49.3 cents in 2001. This reduction represents a 4.1% improvement over 2000.

Southern Peru continues with its expansion and modernization program. The Toquepala concentrator is presently undergoing anexpansion at an investment of $69.5 million. As a result of the expansion, crushing capacity will rise from 45,000 to 60,000 metric tons a day. By December 2001, this project was 61% completed at a partial investment of $28.1 million. The project will conclude in August of this year.

Expanded processing capacity at the Toquepala concentrator represents an increase in concentrate output of 122,815 tons, all of which will be processed at the Ilo smelter. The second phase of the Toquepala SX/EW plant expansion was completed at the end of October 2001 at an investment of $18.2 million out of the $22.5 million budgeted. The project to enhance the Cuajone leaching facilities was 74% completed in December 2001, with $4.1 million invested out of a total $12.0 million budget. When this project concludes in April 2002, output from these facilities will increase from 13.6 tons per day to 18 tons per day.

SPCC has also completed assessing the proposals for the modernization and expansion of the Ilo smelter requested from Kvaerner (Kvaerner Metals/G&M) and Mitsui (Mitsui/Mitsubishi/Chiyoda). Both proposals meet SPCC's technology and environmental standards. Additionally, Ausmelt Global Environmental Technologies will forward to Southern Peru a proposal for its smelting process. Regardless of the option chosen, the smelter will be one of the world's largest and most efficient copper anode plants. It will comply with and, in many cases, exceed Peruvian and international environmental standards, positioning it as a strategic investment in the mining and metallurgical industry in the Southern Hemisphere.

Moreover, at the end of 2001, SPCC initiated a feasibility study to expand production capacity at the Ilo refinery's smelter electrolytic plant by 80,000 tons per year to eventually reach total production of 360,000 tons of cathodes annually.

SPCC has continued its intensive exploration efforts throughout Peru aimed to identify new copper and gold deposits, as well as zinc, lead and silver resources. SPCC has engaged in exploration efforts both independently and in joint ventures with other mining companies to bring to bear greater economic resources and advanced technologies to enhance the likelihood of new discoveries. SPCC is presently evaluating the Tantahuatay and Los Chancas projects in Peru.

Our development plan — launched in 2000 — is nearly concluded. It will allow SPCC to gain a better geological understanding of its mine sites, and thus improve recovery rates and concentrate grades. This effort will result in increased reserves at the mines SPCC currently operates throughout Peru.

In 2001, direct talks with the nine worker unions led to signing six-year contracts that will remain in effect until 2007. The contracts include fixed annual increases, benefits and improvements in working conditions that will benefit both workers and the Company. Furthermore, these contracts ensure a climate of harmonious labor relations that will help to smooth the way for SPCC's near-term and long-term expansion plans.

  

Several new production and safety records were set at SPCC in 2001, including:

- Record volumes in material mined at the Cuajone and Toquepala mines.
- Processed solutions at the SX/EW facility totaled 37.38 million cubic meters, the largest ever.
- The smelter set a new output record for concentrates smelted at 1.17 million tons.
- Blister copper output at the smelter totaled 328,241 tons.
- The smelter also produced 355,709 tons of sulfuric acid.
- The refinery set a new record of 277,260 tons of electrolytic cathodes.
- Molybdenum output totaled 8,351 tons.
- Total copper output for the Company rose to 823 million pounds, the largest ever on record.
- Since Grupo Mexico acquired the controlling interest in SPCC more than two years ago, no fatal accidents have occured.

Management expects that once the expansion and modernization projects are completed, SPCC's output capacity will exceed 900 million pounds of copper annually and will allow the Company to surpass its goal of reducing its operating break-even point from $ 49.3 cents per pound in 2001 to 48 cents per pound. As a whole, the Company's development plans, exploration program, labor contracts and environmental protection strategies firmly position SPCC as one of the world's most important copper producers.

On behalf of SPCC's Board of Directors, we thank our workers for their efforts and dedication, our customers for their trust and loyalty, and you, our shareholders, for your unwavering support.



Germán Larrea Mota-Velasco
Chairman of the Board and Chief Executive Officer



Oscar González Rocha
President and General Director

Copper production

	2001	2000	1999	1998	1997
Mines (contained copper in thousands of pounds)					
Toquepala	270,619	232,886	256,387	246,783	246,818
Cuajone	363,951	394,548	379,995	315,640	340,551
SX/EW	119,993	123,602	109,225	104,026	98,153
Total mines	754,563	751,036	745,607	666,449	685,522
Smelter (contained copper in thousands of pounds)					
SPCC concentrates	632,260	606,965	605,150	536,036	575,061
Purchased concentrates	86,168	45,267	32,986	111,732	63,679
Total smelter	718,428	652,232	638,136	647,768	638,740
Refineries (thousands of pounds of copper)					
Ilo	611,254	583,658	552,738	543,404	513,315
SX/EW	119,993	123,602	109,225	104,026	98,153
Total refineries	731,247	707,260	661,963	647,430	611,468
Copper sales (thousands of pounds)					
Refined	612,138	582,724	553,246	542,786	514,320
In blister	84,302	57,775	66,169	105,374	110,412
In concentrates		17,083	21,433	17	19,955
SX/EW	120,688	123,258	109,024	103,937	99,297
Total sales of copper	817,128	780,840	749,872	752,114	743,984
Molybdenum (thousands of pounds contained in concentrates)					
Mines					
Toquepala	9,035	8,243	6,993	6,039	6,066
Cuajone	9,377	7,639	5,070	3,520	3,329
Total produced	18,412	15,882	12,063	9,559	9,395
Sales of molybdenum in concentrate	18,511	16,043	11,836	9,677	9,398
Silver (thousands of ounces)					
Smelter (in blister)					
Ilo SPCC concentrates	3,829	4,188	3,378	2,890	3,146
Refinery					
Ilo	3,452	3,343	2,796	2,735	2,462
Sales of silver					
Refined	3,498	3,454	2,739	2,724	2,397
In Blister	453	411	497	564	576
In concentrates	---	110	---	---	113
Total sales of silver	3,951	3,975	3,236	3,288	3,086

Five-year Selected Financial and Statistical Data
Southern Peru Copper Corporation and Subsidiaries

For the years ended December 31, (in millions, except per share and employee data)	2001	2000	1999	1998	1997
Consolidated statement of earnings					
Net sales	$ 658	$ 711	$585	$628	$814
Operating costs and expenses (1)	569	561	539	558	577
Operating income	89	150	46	70	237
Minority interest of investment shares in income of Peruvian Branch	1	2	---	---	4
Net earnings	$ 47	$ 93	$ 29	$ 55	$186
Per share amount					
Net earnings - Basic and diluted	$ 0.58	$1.16	$0.37	$0.68	$2.32
Dividends paid	$ 0.36	$0.34	$0.152	$0.51	$1.26
Consolidated balance sheet					
Total assets	$1,821	$1,771	$1,545	$1,526	$1,561
Cash and marketable securities	213	149	11	198	331
Total debt	396	347	223	234	248
Stockholder's equity	1,209	1,192	1,126	1,109	1,098
Consolidated statement of cash flows					
Cash provided from operating activities	$ 198	$184	$91	$187	$278
Dividend paid	29	27	12	41	101
Capital expenditures	161	132	250	259	184
Depreciation & depletion	76	77	74	61	47
Capital stock					
Common shares outstanding	14.1	14.1	14.1	13.9	14.2
NYSE Price – high	$ 15.10	$16-7/16	$18-1/16	$16-11/16	$21-1/8
Price – low	$ 8.42	$11	$8-7/16	$8-3/4	$12-3/4
Class A common shares outstanding	65.9	65.9	65.9	65.9	65.9
Book value per share	$15.12	$14.90	$14.07	$13.88	$13.71
P/E ratio	26.07	12.84	38.03	13.88	5.77
Financial ratios					
Current assets to current liabilities	3.6	3.3	2.4	4.2	5.6
Debt as % of capitalization	24.5%	22.4%	16.3%	17.2%	18.2%
Employees (at year end)	3,726	3,682	3,844	4,557	4,829

Notes to Five-year Selected Financial and Statistical Data:
(1) Includes provision for worker's participation of $5.9 million, $12.1 million, $3.4 million, $10.6 million and $14.4 million in the years ended December 31, 2001, 2000, 1999, 1998 and 1997.

As a result of our exploration initiatives, we have achieved encouraging results and have identifed areas with a substantial potential for developing new mining projects.



Expansion and modernization program

Southern Peru´s expansion and modernization programs, which were announced in prior years, are well under way.

Phase II of the Toquepala SX/EW plant expansion project was completed. This will incorporate 300,000 square meters of leaching areas in order to maintain copper production levels at the Toquepala SX-EW plant. The project was completed in October 2001, with an investment of $18.2 million out of $22.5 million budgeted.

In November 2001, the improvements at the lime plant were concluded, increasing lime production from 182 to 227 tons per day, and complying with all applicable requirements of the Environmental Compliance and Management Plan (known by its Spanish acronym, PAMA). The investment to date is $7.6 million out of a total budget of $9.0 million. There are still pending some operating improvements at the Coquina mine to comply with PAMA regulations and to enhance the availability of the Lime plant.





The Cuajone leaching facilities are being expanded to increase the size of the leaching pads and to expand the capacity of the grinding plant. This will allow the plant to produce 18 tons per day of copper solution for treatment at the solvent extraction plant in Toquepala. As of December 2001, the total project was 74% complete and is expected to begin operating during the second quarter of 2002. The investment to-date is $4.1 million out of a total budget of $12.0 million.

The Toquepala concentrator modernization and expansion project is also under way. Once completed, it will increase the concentrator's milling capacity to 60,000 tons per day. As of December 2001, the project was 61% complete, with engineering completed and construction 23% completed. The total investment at the end of 2001 was $28.1 million out of the $69.5 million budgeted. The commencement of operations is scheduled for the third quarter of 2002.

The Company continued the detailed feasibility studies for the Ilo smelter modernization and expansion project. The goal is to introduce the most efficient technology, proven in other metallurgical facilities, looking not only to comply with Peruvian environmental standards, but also to provide economic and financial returns.

The Company is expecting a proposal from AUSMELT, an Australian company, to be evaluated together with the other two proposals received, from Mitsui and from Kvaerner. The alternatives may provide an opportunity to increase the smelter's capacity to 1.83 million tons and improve SO_2 capture to more than PAMA's 92% requirement.

The project is scheduled to commence in 2002 if the proper conditions are met, including obtaining the required financing.

The Company's objectives are to increase smelter production capacity and to comply with the Peruvian environmental regulations before 2007, which is the timeframe established by the PAMA agreement signed by Southern Peru and the Peruvian Government. Achieving these objectives will strengthen the Company and will contribute to the development of mining in Peru.

Exploration

In 2001, exploration continued on the Chancas Project with a total 22,136 meters of diamond drilling. Simultaneous to the assessment of the deposit, Southern Peru carried out the first two stages of the metallurgical testing program. A third phase has already been scheduled, in addition to an intensive infill drilling program. Together, these efforts will lead to a pre-feasibility assessment of mining operations and an eventual increase of copper reserves in the range of 200 million tons, with ore grades fluctuating around 1.0% for copper, 0.07% for molybdenum and 0.12 gr Au / mt .

For the Tantahuatay Project where SPCC holds a 44.245% share resources have been estimated at 18.6 million tons with grades of 0.68 gr Au / mt, and 16 gr Ag/mt in oxides at the Tantahuatay 2 deposit. The Cienaga oxide zone has been estimated to include 12.6 million tons of reserves with a 0.93 gr Au/mt grade, for a total property resource of 31.2 million tons with average grades of 0.78 gr Au/mt and 9.5 gr Ag/mt. A complementary diamond drilling program and additional metallurgical testing have been scheduled.

SPCC is carrying out an exploration program across Peru that covers various mineralization bands, such as Andahuaylas–Yauri and those linked to the copper porphyry systems strip. Other areas include precious metal mineralizations in the epithermal systems comprised in the Cenozoic volcanic strip, and a zinc mineralization in Peru's northeastern region. These efforts are mainly geared at identifying copper and gold resources, as well as zinc, lead and silver.

SPCC has proprietary mining rights over 175,155 hectares, as well as mining rights over an additional 89,638 hectares through joint ventures and purchase options in association with other mining companies.



As a result of our exploration initiatives, we have achieved encouraging results and have identified areas with a substantial potential for developing new mining projects. Consequently, further exploration in those areas is scheduled to continue in 2002

Results of operations for the years ended December 31, 2001, 2000 and 1999.

SPCC reported 2001 net earnings of $46.6 million, or diluted earnings of 58 cents per share, compared with net earnings of $92.9 million or diluted earnings of $1.16 per share in 2000 and $29.4 million or diluted earnings of 37 cents per share in 1999.

The Company's results for 2001 reduced by 49.9% compared to 2000, although are higher than 1999.The decrease in net earnings in 2001 compared to 2000 is primarily a result of lower copper prices, partially offset by higher production and sales, better sales conditions and reduced costs. The average price of copper during 2001 on the London Metal Exchange was 72 cents per pound, 10 cents per pound less than 2000; on COMEX, the average price reached 73 cents in 2001, 11 cents less than the average for 2000, when it reached 84 cents per pound.

While average prices of copper decreased by 13.0%, total sales in 2001 decreased only by 7.5%, due to an increase in the sales volume. In addition, cost cutting programs, including administrative and production costs, were effective in 2001. The operating break-even cost was reduced by 2.1 cents per pound, from 51.4 cents in 2000 to 49.3 cents in 2001. This reduction represents a 4.1% improvement over 2000 costs.

 

Net Sales: Net sales in 2001 were $657.5 million compared with $711.1 million in 2000 and $584.5 million in 1999. Sales decreased in 2001 by $53.6 million, largely as a result of lower copper prices, partially offset by higher sales volume. Copper sales volume was 36.4 million pounds higher in 2001, compared to 2000.

Prices: Sales prices for the Company's metals are established principally by reference to prices quoted in the London Metals Exchange (LME), the New York Commodity Exchange (COMEX) or published in Platt's Metals Week, for dealer oxide mean prices for molybdenum.

Price/Volume Data

	2001	2000	1999
Average Metal Prices			
Copper (per pound – LME)	$0.72	$0.82	$0.71
Copper (per pound – COMEX)	$0.73	$0.84	$0.72
Molybdenum (per pound)	$2.36	$2.55	$2.65
Silver (per ounce – COMEX)	$4.36	$4.97	$5.22
Sales Volume (in thousands)			
Copper (pounds)	817,128	780,840	749,872
Molybdenum (pounds) (1)	18,511	16,043	11,836
Silver (ounces)	3,951	3,975	3,236

(1) The Company's molybdenum production is sold in concentrate form. Volume represents pounds of molybdenum contained in concentrates.

Dividends and Capital Stock

The Company paid dividends to stockholders of $28.8 million or $0.362 per share in 2001, $27.2 million or $0.340 per share in 2000, and $12.2 million or $0.152 per share in 1999. Distributions to the Investment Shares minority interest was $0.5 million, $0.5 million and $0.2 million in 2001, 2000 and 1999 respectively.

On January 29, 2002, a quarterly dividend of $0.0738 per common share, totaling $5.9 million, was declared, payable March 8, 2002. The Company's dividend policy continues to be reviewed at the Board of Directors meeting, taking into consideration the current intensive capital investment program, such as the expansion of the mines, concentrator/leach plant, smelter and future cash flow generated from operations.

Environmental Affairs

SPCC's operations are subject to Peruvian laws and regulations. In compliance with these environmental regulatory requirements, in 1996 SPCC filed its Environmental Management Program (PAMA, in Spanish) with the Government of Peru. This program included operations then underway for which the corresponding environmental impact assessment had not yet been filed. SPCC's PAMA was approved in January 1997 and includes 34 mitigation measures and projects needed to adapt current operations to the environmental standards enacted by the Peruvian government. By year-end 2001, 25 of these projects had already been concluded.

The Smelter's Expansion and Upgrading Project ranks among the most significant and largest initiatives SPCC will undertake in coming years. Two studies for this project were commissioned and both meet SPCC's requirement to introduce the most efficient proven technology to ensure satisfactory economic returns while simultaneously exceeding current environmental regulatory requirements. Options are also under review to increase concentrate-processing capacity to 1.83 million tons, while fully complying with environmental regulations.

Since November 1995, Southern Peru Copper Corporation has enforced the Supplementary Control Program (SCP), a voluntary effort to stop the smelter's operations during adverse weather conditions. In 2001, this program together with operations at the smelter's sulfuric acid plant, which had an output of over 355,000 tons, has effectively contributed to an improved quality of air in Ilo. In addition to the environmental programs to improve air quality, SPCC's remediation programs at the Ite Bay and the program for slag removal from the ocean front north of the smelter, continue to yield encouraging results.

In June 2001, SPCC's water chemical laboratory under the Environmental Services Division obtained the ISO/IEC Guideline 25 Certification issued by the Canadian Standards Council through the Canadian Association of Environmental Analysis Laboratories. SPCC's is the first Latin American private laboratory to obtain such accreditation.

Environment-related expenses from 1997 to 2001 exceeded $145 million. Once the smelter expansion and upgrading project gets under way in 2002, the Company expects to make substantial capital investments in environmental control initiatives.

Community Outreach

In 2001, SPCC continued its program of working with various public and private organizations, as well as communities and towns near our operations, to develop social investment projects focused on sustainable development and improving the quality of life for as many as 4800 families.

Among the areas near the Company's mining operations, the Torata district has been the stage for a pilot program to grow aromatic herbs and fruit trees using modern irrigation techniques with highly encouraging results. Productivity has increased up to 50% together with 60% savings in water use. At the Huaytire village, located 4500 meters above sea level, a project is underway to grow high altitude pastures that will increase productivity among 19,000 heads of South American ruminants of the Camelidae family. At the same time, an animal-breeding program is under way in the Huaytire village. In Candarave, a prime livestock herding area, another genetic breeding program is taking place along with the experimental growing of highly profitable produce like garlic and oregano using modern irrigation techniques. Other initiatives include organizational strengthening, improvement of schools and education and health care campaigns at the various communities in the vicinity of the Company's properties.

A climate of harmony characterized the relations between the Company and the surrounding communities in 2001, thus ensuring safe and unaltered operations.

SPCC played an active role during the period immediately after the devastating earthquake of June 23, 2001, which was centered in the southern Moquegua district. SPCC provided immediate help and participated in the rehabilitation and reconstruction initiatives within its area of influence.

Southern Peru Copper Corporation's strategy is to accomplish its production and business goals in harmony with and sensitivity to the development of the communities residing in our areas of operations. SPCC's results so far are clear evidence of our success in achieving these goals.



Information related to its constitution and their inscription in the Public Registry:

SPCC is a corporation constituted according to the Laws of the State of Delaware in the United States of America. It operates in Peru through a Branch, which was established by public writ granted before Public Notary from Lima, Dr. Ricardo Fernandini Arana, on the 6th of November of 1954, that was inscribed in Seat Nº 1, of page 369 of Volume 145 of the Mercantile Registry of Lima and in the Seat Nº 1 of page 469, of the Volume II of Societies Registry of the Mining Public Registry of Lima (now Mining Contractual Societies Registry of the Lima and Callao Registration Office). By public writ of April 6th 1998, granted before Public Notary from Lima, Dr. Carlos A. Sotomayor Bernós, the Company complied with the dispositions of Law Nº 26887 "General Law of Societies" that was inscribed in the Seat Nº 384 of the record Nº 2447 of the Mining Contractual Societies Registry of the Lima and Callao Registry Office.

Brief Description: Southern Peru Copper Corporation (SPCC) is an integrated copper producer. It has operated the Toquepala mine since 1960 and the Cuajone mine since 1976, both in the Andes highlands in the south of Peru, approximately 612 miles southeast of Lima, in the departments of Tacna and Moquegua, respectively. It also operates a smelter and refinery located west of the mines on the Pacific Ocean coast, close to the city of Ilo, department of Moquegua.
SPCC is one of Peru's leading companies and one of the 10 largest private-sector copper mining companies in the world.

SPCC, indirectly, is a subsidiary of "Grupo México S.A. de C.V." proprietor of 100% of ASARCO Incorporated's shares, through Americas Mining Corporation (AMC), which in turn is proprietor of 100% of Southern Peru Holdings Corporation's (SPHC) shares. The latter holds 54.2% of Southern Peru Copper Corporation's (SPCC) shares. The purpose of the main companies that form Grupo México S.A. de C.V. is mining and rail transportation activities.

The Group related to SPCC operations includes the follow subsidiaries:

Name of the Company	%	Location	Inscription in the RPMV
1. Nueva G. México, S.A. de C.V.			
Until November 14, 2001,			
now Grupo México, S.A. de C.V.		México	
Railroad Activities:			
2. Infraestructura y Transportes México, S.A. de C.V.	99.8%	México	
3. Other subsidiaries transport societies	100.0%	México	
Mining Activities:			
4. Grupo Minero México Internacional, S.A. de C.V.	99.8%	México	
5. Controladora Minera México, S.A. de C. V.	100.0%	México	
6. Americas Mining Corporation (AMC)	100.0%	EEUU	
7. Minera México, S.A. de C. V.	99.8%	México	
8. Grupo Minero México S. A. de C. V.	98.84%	México	
9. Industrial Minera México S.A de C.V.	98.12%	México	
10. Mexicana de Cobre, S.A. de C.V.	94.58%	México	
11. Mexicana de Cananea, S.A. de C.V.	98.49%	México	
12. ASARCO Incorporated	100.0%	EEUU	
13. Southern Peru Holdings Corporation (SPHC)	100.0%	EEUU	
14. **Southern Peru Copper Corporation (SPCC)**	54.2%	EEUU	**X 1**
15. Logistics Services Incorporated (LSI)	100.0%	EEUU	
16. Global Natural Resources Inc.	100.0%	EEUU	
17. Multimines Corporation	100.0%	EEUU	
18. Multimines Insurance Company, Ltd.	100.0%	Bermuda	
19. **Southern Peru Copper Corporation, Sucursal del Perú**	82.7%	Perú	**X 2**
20. Compañía Minera Los Tolmos, S.A.	100.0%	Perú	

Notes
1.- Common Shares
2.- Labor Shares

Both companies agreed, effective December 31, 1998, to the merger of Southern Peru Copper Corporation and of Southern Peru Limited, the former company absorbing the latter and with SPCC assuming all assets and liabilities, including the Branch in Peru. This merger did not imply any modification to the participation percentages in the social capital or of the Patrimony Participation Account (investment stock), which are maintained identical.

Mining activities in Peru are carried out under the denomination of "Southern Peru Copper Corporation", the abbreviated denomination "Southern Peru" or the initials SPCC, through its Branch in Peru. The Branch is registered in Record 2447 of the Natural and Juridical People Mining Registry of the National System of Public Registry.

Information about plans and investment policies

See Expansion and Modernization Program on page 10.

Relationship between the Issuer and the Government

By Directorial Resolution Nº 118-97-EM/DGM of March 18 1997, the Peruvian Government approved the Reinvestment Program to be charged to Non Distributed Earnings presented by SPCC, to be executed from 1996 to 2001 for an amount equivalent to $ 245 million, in order to expand the Cuajone mine. The deduction for reinvested earnings provides SPCC with tax incentives in Peru and, as a result, SPCC achieved certain U.S. tax credit transfers for which no previous benefit had been registered.

By virtue of the deduction for the reinvested earnings, SPCC receives tax deductions in Peru for amounts equivalent to the cost of qualified goods (approximately $ 245 million). As the qualified goods were acquired, the net value in books in the financial statements of the qualified goods decreased, to reflect the tax benefit associated with the deduction for reinvested earnings (approximately $ 73 million). As a result, the expense for depreciation in the financial statements related to the qualified goods will be reduced during its useful life (approximately 15 years).

Additionally, SPCC and the Peruvian Government (Ministry of Energy and Mines) signed a contract that will remain effective until the year 2010 and guarantees the tax stability and the availability of exchange to foreign currency of the Branch's earnings related to the operation of the SX/EW plant at Toquepala. Also, SPCC and the Peruvian Government (CONITE) signed a contract that guarantees the availability of foreign currencies, free remittance of dividends, among other guarantees related to the acid plant of the Ilo Smelter.

SPCC obtains revenues for tax credits in Peru for the General Sales Tax (IGV) paid in connection with the acquisition of capital goods and other goods and services used in its operations, counting these credits as an expense in advance. By virtue of this refund, SPCC is entitled to credit the amount of the IGV against its Peruvian tax obligations or to receive a refund.

Generic Description of Main Assets

Toquepala

1 Mining concessions Toquepala 1, Toquepala 2, Toquepala 3, Toquepala 5, Toquepala 6, Toquepala 7, Toquepala 12, Toquepala 26 and Toquepala 27

2 "Toquepala Concentrator" Beneficiation Plant, consists of 1 Primary Crusher, 2 Secondary Crushers, 4 Tertiary Crushers, 8 Bar Mills, 24 Ball Mills, 8 Ball Mills for Re-crushing, as well as, 4 OK-100 Flotation Cells, 3 OK-50 Flotation Cells, 11 Column Cells and 4 Flotation Cells 130m3, 24 Flotation Cells WEMCO with a capacity of 42.5m3

3 22 trucks with a capacity of 218 ton each. 10 trucks with a capacity of 181 ton each. 12 trucks with a capacity of 109 ton each.

4 2 4100A shovels with a capacity of 73 tons (43 m^3), 4 2100BL shovels with a capacity of 23 tons (11.4 m^3), 1 495BI shovel with a capacity of 73 tons (43 m^3), 1 120A electric drill, 2 100XP electric drills, 1 49RIII rotary drill.

Cuajone

5 Mining concessions Cuajone 1, Cuajone 6, Cuajone 15, Cuajone 23, Isabel, Honradez, Rafaelito E, Rafaelito F and Cuajone 19.

6 "Cuajone Concentrator" Beneficiation Plant with Milling capacity of 87,000 tons per day, consisting of 1 Primary Crusher, 3 Secondary Crushers, 7 Tertiary Crushers, 10 Ball Mills, 4 Ball Mills for Re-crushing, 1 Vertical Mill, as well as 30 OK-100 Flotation Cells, 6 Column Cells.

7 18 trucks with a capacity of 218 ton each. 8 trucks with a capacity of 231 ton.

8 2 4100A Shovels with a capacity of 73 tons, 1 2800XPB Shovel with a capacity of 54 tons, 1 2100BL Shovels with a capacity of 23 tons, 1 Le Tourneau 1800 front end loader with a capacity of 42 tons, 2 120A electric drills, 1 100XP electric drill.

SX/EW

SX/EW plant in Toquepala and SX plant in Cuajone. The SX Cuajone Plant has 1 primary jaw crusher and 1 secondary cone crusher with 2,500 MT/Day (ore) as the plant capacity. Additionally the plant has 1 agglomeration mill, 1 front end loader, 3 109 MT trucks for agglomerated ore hauling to the leach dumps. Copper in solution is sent to Toquepala through an 8" pipe laid alongside the Cuajone - Toquepala railroad track.

The Toquepala Plant has 2 spray systems, 1 for the south dump and 1 for the northwest dump, 4 pregnant solution ponds, each with its own pumping system to send the solution to the SX/EW Plant. The plant has 3 lines of SX, each with a nominal capacity of 1,068 m^3 / h of pregnant solution an 162 electrowinning cells arranged in two lines, one with 122 cell and the other with 40.

Ilo

9 "Ilo Smelter" with a smelting capacity of 1,120,000 tons of concentrate per year. It has 2 reverberatory furnaces, 7 Peirce-Smith converters, 1 "El Teniente" Modified Converter and 2 casting wheels.

10 "Ilo Refinery" – a) Anode Plant: 2 Basculant Maerz Ovens each with a 400 MT capacity, 1 casting wheel (70 MT / hour) – b) Electrolitic Plant: with a 280,000 MT / year capacity (Cathodes), 926 commercial cells and 52 starting cells. – and c) Precious Metals Plant: with 1 Wenmec Selenium Reactor, 1 cupel furnace, 22 silver refining cells and 1 hydrometallurgical system for gold recovery.

11 Sulfuric Acid Plant with production capacity of 300,000 tons per year. (Average 1,000 x day).

12 Oxygen Plant with a production capacity of 100,000 tons per year (Average 272 x day).

13 "Coquina" Plant with a production capacity of 200,000 tons per year of seashells.

14 Burnt Lime Plant with a capacity of 80,000 tons per year.

Others

15 Industrial railroad to haul concentrates and supplies between Toquepala, Cuajone and Ilo with 30 Locomotives, 256 dump cars, 91 flat cars, 254 boxcars, 8 closed boxcars, 9 closed hopper-type cars, 36 open hopper-type cars, 31 various tank wagons, 18 sulfuric acid tanks, 5 patrol cars and 17 side dump cars.

Employees:

At December 31,	2001	2000	1999
Permanent			
Staff	765	744	723
Employees	1,116	1,047	1,066
Workers	1,845	1,891	2,055
Total	3,726	3,682	3,844

Economic relations with other companies due to loans that commit more than 10% of the stockholder's equity of the issuing entity.

In 1997, the Company privately placed $150 million Export Secured Bonds, known as SENs in the United States and in international markets, equivalent to 12.4% of the stockholder's equity to December 31, 2001; according to the program of the service debt, at the same date, the balance of the SENs is $122.9 million, equivalent to 10.2% of the stockholder's equity.

These notes have an average maturity of seven years and a final maturity in 2007 and were priced at par with a coupon rate of 7.9%. The SENs require that most of the collections of copper sales be deposited into a trust account in the United States. Twenty percent of these collections are used as collateral for the outstanding SENs with the balance of the collections remitted directly to the Company. The excess funds in the collateral account are remitted to the Company, if all financial requirements are met. The Company must maintain three-month and six-month collection ratios, as defined (aggregate collection as a specified multiple of debt service). Also, escrow deposits equivalent to three months debt service must be maintained. On January 2, 2002, the Company announced the pre-payment of this debt, which effected on February 1, of the same year.

Administrative Judicial or Arbitration Processes Litigation:

See Note No. 18 to Consolidated Financial Statements.

Changes of those responsible for the preparation and revision of the financial information.

On December 31, 2001, there were no changes in finance responsibilities. José N. Chirinos acts as Director of Comptroller and Finance since December 20, 1999. Marco A. García acts as Finance Manager.

Information related to the stock entered in the Public Stock Market

Common Stock: On November 29, 1995 the Company offered to exchange the recently issued common shares for all and any labor shares of the Peruvian Branch of the Company, at a ratio of one common share per four S-1 shares and one common share per five S-2 shares. The exchange expired on December 29, 1995, with 80.8% of the total Labor Shares in circulation exchange for 11,479,667 common shares. These common shares are quoted in New York Stock Exchange and the Lima Stock Exchange and are entitled to one vote per share. Along with the exchange of labor shares the holders of common shares of the Company exchanged their shares for class A common shares, with the right to five votes per share.

The class A common shares and the common shares have a nominal value of $0.01 per each share.

Corporate Bonds: In November 2001, the Company was authorized by CONASEV to increase the $200 million program, approved in 2000, to $750 million; as a part of this program, on December 7, 2001, the Company placed $73.1 million in corporate bonds with a face value of $1,000 each, to investors in Peru. This issue matures in December 2011 and generate a floating interest equivalent to Libor + 3.00%. On July 20, 2000, the Company placed $30 million in corporate bonds and on December 7 of the same year $20 million in similar conditions. Both issues mature in 2007 and generate a nominal interest rate of 8.75%. As of December 31, 2001, $123.1 million out of the $750 million program have already been issued.

In the month of June 1997, the Company placed $50 million in corporate bonds with the same face value and the same market as the issues mentioned in the previous paragraph. Nominal interest rate was fixed at 8.01% (8.25% effective), and will mature in June of 2004.

In all cases, corporate bonds were placed at par value and interests are paid quarterly starting from the date of issue. For issues prior to 2001, the Company has the option to rescue all or part of the issue starting the fourth year after the date of issue, in amounts multiple of $10.0 million. For issues after 2001, the rescue might occur at any time, in similar conditions as mentioned before.

Common Shares
Monthly Stock Prices 2001
Lima Stock Exchange

Code ISIN		Period	Open	Close	Low	High	Average
US8436111046	PCU	200101	$ 12.75	$ 13.60	$ 12.75	$ 13.68	$ 13.24
US8436111046	PCU	200102	$ 13.50	$ 14.30	$ 13.50	$ 15.00	$ 14.36
US8436111046	PCU	200103	$ 14.20	$ 13.60	$ 13.50	$ 14.30	$ 14.09
US8436111046	PCU	200104	$ 13.65	$ 13.90	$ 13.35	$ 14.10	$ 13.76
US8436111046	PCU	200105	$ 13.90	$ 13.90	$ 13.50	$ 14.40	$ 13.98
US8436111046	PCU	200106	$ 14.03	$ 13.35	$ 13.35	$ 14.56	$ 14.26
US8436111046	PCU	200107	$ 13.35	$ 12.05	$ 11.85	$ 13.35	$ 12.20
US8436111046	PCU	200108	$ 11.90	$ 11.76	$ 11.30	$ 12.40	$ 11.78
US8436111046	PCU	200109	$ 11.60	$ 9.40	$ 9.40	$ 11.90	$ 9.97
US8436111046	PCU	200110	$ 9.40	$ 8.45	$ 8.45	$ 9.40	$ 8.97
US8436111046	PCU	200111	$ 8.75	$ 11.05	$ 8.75	$ 11.18	$ 10.19
US8436111046	PCU	200112	$ 11.05	$ 11.80	$ 10.75	$ 11.80	$ 11.09

Common Shares
Monthly Stock Prices 2001
New York Stock Exchange

	Period	Open	Close	Low	High	Average
PCU	200101	$ 12.75	$ 13.75	$ 12.44	$ 13.78	$ 13.05
PCU	200102	$ 13.60	$ 14.50	$ 13.50	$ 15.10	$ 14.35
PCU	200103	$ 14.15	$ 13.80	$ 13.65	$ 14.57	$ 14.01
PCU	200104	$ 13.81	$ 14.00	$ 13.50	$ 14.20	$ 13.80
PCU	200105	$ 13.00	$ 13.86	$ 13.00	$ 14.50	$ 14.12
PCU	200106	$ 13.90	$ 12.35	$ 12.35	$ 14.70	$ 14.16
PCU	200107	$ 12.45	$ 11.87	$ 11.70	$ 13.57	$ 12.25
PCU	200108	$ 11.82	$ 12.00	$ 11.02	$ 12.50	$ 11.64
PCU	200109	$ 12.05	$ 9.45	$ 9.30	$ 12.06	$ 10.52
PCU	200110	$ 9.45	$ 8.80	$ 8.42	$ 9.70	$ 9.09
PCU	200111	$ 8.80	$ 10.60	$ 8.45	$ 11.65	$ 10.12
PCU	200112	$ 11.70	$ 11.95	$ 10.50	$ 11.97	$ 11.30

Management, Members of the Board of Directors at December 31, 2001

1 **Germán Larrea Mota-Velasco**. Chairman of the Board and Chief Executive Officer of SPCC since December 1999 and Director since November 1999. Chairman of the Board of Directors and Chief Executive Officer of Grupo Mexico (holding), Grupo Minero Mexico (mining division) and Grupo Ferroviario Mexicano (railroad division) since 1994. Previously Executive Vice Chairman of Grupo Mexico and member of the Board of Directors since 1981. Chairman of the Board and Chief Executive Officer of ASARCO incorporated from November 1999 to present, and its President from November 1999 to January 2000.

2 **Embajador Everett E. Briggs**. Consultant, Latin American political and business issues; President and Chief Executive Officer of Council of the Americas and Americas Society from October 1993 until Decémber 1998. Between 1982 and 1993, Mr. Briggs was United States Ambassador to Panama, Honduras and Portugal. Prior to that he was Deputy Assistant Secretary of State and Director of Mexican Affairs at the State Department. In 1989 he served as Special Assistant to the President and Senior Advisor on Latin America at the National Security Council. He currently is a Director of the Council of Americas, the U.S.-Panama Business Council, and the U.S.-Cuba Business Council.

3 **Manuel Calderón Cárdenas**. Director of Mine Planning of Grupo Mexico, S.A. de C.V., since 1989. Director of ASARCO Incorporated and SPCC since November 1999 to present.

4 **+ Héctor Calva Ruiz**. Vice President, Explorations and Projects of SPCC since December 1999 and Director since November 1999. Managing Director for Exploration and Projects of Grupo México since 1997 and Alternate Director since 1998. Managing Director of Industrial Minera México, S.A. de C.V., from 1984 to 1997 and Director of ASARCO Incorporated since November 1999 to November 2001. He occupied these positions until his death on November 19, 2001.

5 **Jaime Claro**. Director of SPCC since September 1996. Advisor to the Marmon Group since October 1997. Vice Chairman of the Board of Cía. Electro Metalúrgica, S.A., and Quemchi, S.A.; Chairman of Chilean Line, Inc.; and Director of Compañía Sudamericana de Vapores, S.A., Cristalerías de Chile, S.A., and Navarino, S.A., and Advisor to the Board of Compañía Libra de Navegacao.

6 **Héctor García de Quevedo Topete**. Treasurer and Director of the SPCC since May 9, 2000. Managing Director for Grupo México, S.A. de C.V., since 1999. Advisor to the Chairman and Chief Executive Officer of Grupo México from 1994 to 1998.

7 **Xavier García de Quevedo Topete**. President and Chief Operating Officer of ASARCO Incorporated since January 2000 until August 31st 2001 and Director of ASARCO since November 1999. Managing Director of Grupo Ferroviario Mexicano, S.A. de C.V., and Ferrocarril Mexicano, SA. de C.V., from December 1997 to December 1999. Managing Director for Exploration and Development at Grupo Mexico, SA. de C.V., from 1994 to 1997. Director of Grupo Mexico since 1998, and Director of SPCC since November 1999. Chairman of Minera México, S.A. de C.V. from September 1, 2001.

8 **Oscar González Rocha**. President and General Director of SPCC since December 1999. Chief Operating Officer of SPCC. Director of SPCC since November 1999. Managing Director of Mexicana de Cobre, S.A. de C.V. from 1986 to 1989 and of Mexicana de Cananea, S.A. de C.V. from 1990 to 1999. Alternate Director of Grupo Mexico since 1988 and Director of ASARCO Incorporated since November 1999.

9 **Manuel J. Iraola**. Director of SPCC since May 9, 2000. President of Phelps Dodge Industries, a division of Phelps Dodge Corporation, and a Senior Vice President of Phelps Dodge Corporation since 1995. President of Phelps Dodge International Corporation from 1992 to 1995. Director of Phelps Dodge Corporation since December 1997.

10 **Genaro Larrea Mota-Velasco**. Vice President, Commercial of SPCC since December 1999 and Director since November 1999. Commercial Managing Director and a Director of Grupo Mexico since 1994. Director, Vice President and Chief Commercial Officer of ASARCO Incorporated from November 1999 to August 31st 2001. President of ASARCO Incorporated since September 1st 2001.

11 **John F. McGillicuddy**. Director at SPCC since January 1996. Member of the Boards of UAL Corporation, USX Corporation, Empire Blue Cross and Blue Shield and Young & Rubicam, Inc. Director of United States Steel Corporation and Empire Healthcare Inc. Chairman of the Board and Chief Executive Officer of Chemical Banking Corporation and Chemical Bank from December 1991 to December 1993. Chairman of the Board and Chief Executive Officer of Manufacturers Hanover Trust Company from 1979 to 1991.

12 **Robert A. Pritzker**. Director of SPCC since 1983. Chairman of the Board and Cheif Executive Officer of The Marmon Group of which Cerro Trading Co. is an affiliate, and has occupied these positions for over fourty-seven years. He performs executive positions in more than sixty companies independent of the group. Director of Acxiom Corporation and Western General Insurance.

13 **Jaime Serra Puche**. Director of SPPC since June 12th, 2001, when He was elected to fill a vacancy in the Board. Senior partner of Serra Associates International and has served as Mexico's Undersecretary of Revenue, Secretary of Trade and Industrial Development and Secretary of Finance. Director of Alcatel S.A., The Mexico Fund Inc., Grupo Ferroviario Mexicano S.A. de C.V., and Tubos de Acero de México, S.A. de C.V. and Trustee of the Yale Corporation.

14 **Daniel Tellechea Salido**. Vice President, Finance of SPCC since December 1999 and Director since November 1999. Managing Director for Administration and Finance at Grupo Mexico since 1994 and an alternate Director since 1998. Managing Director of Mexicana de Cobre, S.A. de C.V., from 1986 to 1993 and Director, Vice President, and Chief Financial Officer of ASARCO Incorporated from November1999 to present.

15 **J. Steven Whisler**. Director of SPCC since June 1995. President and Chief Officer for Phelps Dodge Corporation since January 2000; previously he was President and Chief Operating Officer since December 1997 and Senior Vice President from 1988 until December 1997. President of Phelps Dodge Mining Company from 1991 until September 1998. Director of Phelps Dodge Corporation and Burlington Northern Santa Fe Corporation.



Executive Officers

Germán Larrea Mota-Velasco
Chairman of the Board, and
Chief Executive Officer and Director

Oscar González Rocha
President, General Director and Chief Operating Officer

Daniel Tellechea Salido
Vice President Finance

Genaro Larrea Mota-Velasco
Vice President Commercial

Héctor Calva Ruiz (Until November 19, 2001)
Vice President, Exploration and Projects

Héctor García de Quevedo Topete
Treasurer

Ernesto Durán Trinidad
Comptroller

Hans A. Flury
Secretary

Next of kin

Messrs. Germán Larrea Mota-Velasco, President of the Board and Chief Executive Officer of Grupo México; and, Genaro Larrea Mota-Velasco, Commercial General Director of Grupo Mexico, S.A. de C.V., are kindred in second degree of consanguinity. Héctor and Xavier García de Quevedo Topete are kindred in second degree of consanguinity. There are no other family relationships among Board other members of the Board and no relationship of affinity and/or consanguinity exist between them and the Executive Officers of SPCC.

Annual Meeting

The annual meeting of stockholders of Southern Peru Copper Corporation will be held on Thursday, April 25, 2002 at 1:00 p.m. Mexico D.F. time, at Avenue Baja California Nº 200, Fifth Floor, Colonia Roma Sur, Mexico City, Mexico.

Corporate Offices

2575 E. Camelback Rd., Suite 500, Phoenix, AZ 85016, U.S.A.,
Phone 1 (602) 977-6500, Fax: 1 (602) 977-6700.

Avenida Caminos del Inca No. 171, Chacarilla del Estanque, Santiago de Surco, Lima 33, Perú
Phone 511- 372-1414, Ext. 3211, Fax 511- 372-0077

Transfer Agent, Registrar and Stockholder Services

The Bank of New York (BONY)
101 Barclay Street
New York, NY 10286
Phone 800-524-4458

Dividend Reinvestment Program

SPCC stockholders can have their dividends automatically reinvested in SPCC common shares. SPCC pays all administrative and brokerage fees. This plan is administered by The Bank of New York (BONY). For more information, contact The Bank of New York at 800-524-4458.

Stock Exchange Listing

The principal markets for SPCC's Common Stock are the New York Stock Exchange and the Lima Stock Exchange. The SPCC Common Stock symbol is PCU on the NYSE and PCUC1 on the Lima Bolsa.

Others

The Branch in Peru has issued, in accordance with Peruvian law, 'investment shares' (formerly named labor shares) that are quoted in the Lima Stock Exchange under the symbol S-1 and S-2. Transfer Agent, registrar and stockholders services are provided by Banco de Crédito del Peru at Ave. Centenario 156, La Molina, Lima 12, Peru. Phone 51 (1) 348-5999, Fax 511-349-0592.

Other Corporate Information

For other information on the corporation or to obtain additional copies of the annual report, contact the Corporate Communications Department at our corporate offices.

Southern Peru Copper Corporation

2575 E. Camelback Rd., Suite 500, Phoenix, AZ85016, U.S.A., Phone 1 (602) 977-6500, Fax: 1 (602) 977-6700
NYSE Symbol: PCU
Web Page: www.southernperu.com;
email address: spcc@southernperu.com.pe

Form 10-K

The attached Form 10-K, which contains Management Discussion and Analysis onFinancial Condition and Results of the Operations, Consolidated Statements,and Notes to Consolidated Financial Statements, is an integral part of this Annual Report.

Members of the Board of Directors

Germán Larrea Mota-Velasco
Ambassador Everett E. Briggs
Manuel Calderón Cárdenas
+Héctor Calva Ruiz
(Until November 19th, 2001)
Jaime Claro
Héctor García de Quevedo Topete
Xavier García de Quevedo Topete
Oscar González Rocha
Manuel J. Iraola
Genaro Larrea Mota-Velasco
John F. McGillicuddy
Robert A. Pritzker
Jaime Serra Puche
Daniel Tellechea Salido
J. Steven Whisler

Audit Committee

Ambassador Everett E. Briggs
Jaime Serra Puche
John F. McGillicuddy

Executive Officers

Germán Larrea Mota-Velasco
Chairman of the Board, and
Chief Executive Officer

Oscar González Rocha
President, General Director and Chief Operating Officer

Daniel Tellechea Salido
President Finance

Genaro Larrea Mota-Velasco
Vicepresident Commercial

+ Héctor Calva Ruiz
(Until November 19th, 2001)
Vice President, Exploration and Development

Héctor García de Quevedo Topete
Treasurer

Ernesto Durán Trinidad
Comptroller

Hans A. Flury
Secretary

Administration of the Branch

Oscar González Rocha
President and General Director

Hans A. Flury
Legal Director

José N. Chirinos
Director of Comptroller and Finance

Alberto J. Giles
Human Resources Director

Manuel A. Plenge
Logistics Director

José I. de los Heros
Commercial Director

Edgard A. Corrales
Exploration Director

Fernando Mejía
Director of Toquepala Operations

Elsiario Antúnez de Mayolo
Director of Cuajone Operations

William E. Torres
Director of Ilo Operations

Ezio Buselli
Director of Environmental Services





Directorio

Germán Larrea Mota-Velasco
Embajador Everett E. Briggs
Manuel Calderón Cárdenas
+Héctor Calva Ruiz
(19 de noviembre de 2001)
Jaime Claro
Héctor García de Quevedo Topete
Xavier García de Quevedo Topete
Oscar González Rocha
Manuel J. Iraola
Genaro Larrea Mota-Velasco
John F. McGillicuddy
Robert A. Pritzker
Jaime Serra Puche
Daniel Tellechea Salido
J. Steven Whisler

Comité de Auditoría

Embajador Everett E. Briggs
Jaime Serra Puche
John F. McGillicuddy

Funcionarios Ejecutivos

Germán Larrea Mota-Velasco
Presidente del Directorio
y Funcionario Ejecutivo Principal

Oscar González Rocha
Presidente, Director General
y Principal Funcionario Ejecutivo
de Operaciones

Daniel Tellechea Salido
Vicepresidente de Finanzas

Genaro Larrea Mota-Velasco
Vicepresidente Comercial

+Héctor Calva Ruiz
(19 de noviembre de 2001)
Vicepresidente de Exploraciones y Proyectos

Héctor García de Quevedo Topete
Tesorero

Ernesto Durán [illegible]
Contralor

Hans A. Fl[illegible]
Secretario

Administración de la Sucursal

Oscar González Rocha
Presidente y Director General

[illegible] A. Flury
Director Legal

[illegible] hinos
Director de Contraloría y Finanzas

[illegible] Giles
Director de Recursos Humanos

[illegible] enga
Director de Logística

[illegible] de los Heros
Director Comercial

Edgard A. [illegible]
Director de Exploraciones

Fernando [illegible]
Director de Operaciones Toquepala

[illegible]
Director de Operaciones Cuajone

William [illegible]
Director de Operaciones Ilo

[illegible]
Director de Servicios Ambientales

Funcionarios

Germán Larrea Mota-Velasco
Presidente del Directorio y Funcionario Ejecutivo Principal

Oscar González Rocha
Presidente, Director General
y Principal Funcionario Ejecutivo de Operaciones

Daniel Tellechea Salido
Vicepresidente de Finanzas

Genaro Larrea Mota-Velasco
Vicepresidente Comercial

+Héctor Calva Ruiz (hasta el 19 de noviembre del 2001).
Vicepresidente de Exploraciones y Proyectos

Héctor García de Quevedo Topete
Tesorero

Ernesto Durán Trinidad
Contralor

Hans A. Flury
Secretario

Afinidad y Consanguinidad

Los señores Germán Larrea Mota-Velasco, Presidente del Directorio y Presidente Ejecutivo de Grupo México; y, Genaro Larrea Mota-Velasco, Director General Comercial de Grupo México son parientes en segundo grado de consanguinidad. Héctor y Xavier García de Quevedo Topete son parientes en segundo grado de consanguinidad. Entre los demás miembros del directorio, y entre éstos y los Funcionarios Ejecutivos de Southern Peru Copper Corporation, no existe relación de afinidad y/o consanguinidad.

Junta Anual

La junta anual de accionistas de Southern Peru Copper Corporation se llevará a cabo el Jueves 25 de abril del 2002 a la 1:00 p.m. hora de México D.F. en la Avenida Baja California Nº 200, 5to. Piso, Colonia Roma Sur, D.F. México.

Oficinas Corporativas

2575 E. Camelback Rd., Suite 500, Phoenix, AZ 85016, U.S.A., Teléfono: 1 (602) 977-6500, Fax: 1 (602) 977-6700.

Avenida Caminos del Inca No. 171, Chacarilla del Estanque, Santiago de Surco, Lima 33, Perú
Teléfono: 511-372-1414, Axo. 3211, Fax 511-372-0077

Servicios de Agente de Transferencia, Registro y Accionistas

The Bank of New York (BONY)
101 Barclay Street
New York, NY 10286
Teléfono: 800-524-4458

Programa de Reinversión de Dividendos

Los accionistas de SPCC pueden tener sus dividendos automáticamente reinvertidos en acciones comunes de SPCC. SPCC pagará todos los gastos administrativos y de agentes de bolsa. Este plan está administrado por el Banco de Nueva York. Para información adicional, llamar al Banco de Nueva York al teléfono 800-524-4458.

Cotización en Bolsa

Los principales mercados para las acciones comunes de SPCC son la Bolsa de Valores de Nueva York y la de Lima. El símbolo de cotización en la Bolsa de Nueva York es PCU y en la Bolsa de Lima PCUC1.

Otros

La Sucursal en el Perú ha emitido, de conformidad con la ley peruana, 'Acciones de Inversión' (anteriormente denominadas Acciones del Trabajo) que se cotizan en la Bolsa de Valores de Lima bajo el símbolo S-1 y S-2. Los servicios de Agente de Transferencia, registro y servicios a los accionistas son proporcionados por el Banco de Crédito del Perú, en la Avenida Centenario 156, La Molina, Lima 12, Perú. Teléfono: 511-348-5999, Fax: 511-349-0592.

Otra Información Corporativa

Para obtener información sobre la corporación o para obtener copias adicionales de la memoria anual, contactar a la Oficina de Relaciones Públicas en nuestras direcciones corporativas.

Southern Peru Copper Corporation

2575 E. Camelback Rd., Suite 500, Phoenix, AZ 85016, U.S.A.,
Teléfono: 1 (602) 977-6500, Fax: 1 (602) 977-6700.

Av. Caminos del Inca 171, Chacarilla del Estanque Surco – Lima 33 - Perú
Bolsa de Valores de Lima Serie: PCUC1.

Página Web: www.southernperu.com
Correo electrónico: spcc@southernperu.com.pe

El formulario 10-K adjunto, que contiene la Discusión y análisis por Parte de la Gerencia sobre la Situación Financiera y los Resultados de las Operaciones, los Estados Financieros Consolidados y las Notas a los mismos, forman parte integrante de esta Memoria Anual.



Administración
Miembros del Directorio al 31 de diciembre del 2001

1 **Germán Larrea Mota-Velasco**. Presidente del Directorio y Funcionario Ejecutivo Principal de SPCC desde 1999 y Director desde noviembre de 1999. Presidente del Consejo Directivo y Presidente Ejecutivo de Grupo México (holding); Grupo Minero México (división de minas) y Grupo Ferroviario Mexicano (división ferroviaria) desde 1994. Previamente, Vicepresidente Ejecutivo de Grupo México y miembro del Directorio desde 1981. Presidente del Directorio y Presidente Ejecutivo de ASARCO Incorporated desde noviembre de 1999, y su Presidente desde noviembre de 1999 a enero del 2000.

2 **Embajador Everett E. Briggs**. Consultor para América Latina en temas políticos y de negocios; Presidente y Funcionario Ejecutivo Principal del Consejo de las Américas y de la Americas Society desde octubre de 1993 hasta diciembre de 1998. Entre 1982 y 1993, el Sr. Briggs fue embajador de los Estados Unidos de Norteamérica en Panamá, Honduras y Portugal. Previamente fue Asistente Adjunto del Secretario de Estado y Director para Asuntos Mexicanos del Departamento de Estado. En 1989 sirvió como Asistente Especial del Presidente y Consejero Senior del Consejo Nacional de Seguridad para América Latina. Actualmente es Director del Consejo de las Américas, Consejero de Negocios del Consejo de Negocios de EE.UU.-Panamá y del Consejo de Negocios de EE.UU.-Cuba.

3 **Manuel Calderón Cárdenas**. Director de Planeación de Minas de Grupo México S.A. de C.V. desde 1989. Director de ASARCO Incorporated y SPCC desde noviembre de 1999 a la fecha.

4 **+ Héctor Calva Ruiz**. Vicepresidente de Exploraciones y Proyectos de SPCC desde diciembre de 1999 y Director desde noviembre de 1999. Director General de Exploraciones y Proyectos de Grupo México desde 1997 y Director Suplente desde 1998. Director General de Industrial Minera México, S.A. de C.V. desde 1984 a 1997 y Director de ASARCO Incorporated desde noviembre de 1999. Desempeñó dichos cargos hasta su fallecimiento el 19 de noviembre del 2001.

5 **Jaime Claro**. Director de SPCC desde setiembre de 1996. Consejero de The Marmon Group desde octubre de 1997. Vicepresidente del Directorio de Cía. Electro Metalúrgica S.A. y Quemchi S.A.; Presidente del Directorio de Chilean Line Inc. y Director de la Compañía Sudamericana de Vapores S.A., Cristalerías de Chile S.A., y Navarino S.A. y Consejero del Directorio de Compañía Libra de Navegacao.

6 **Héctor García de Quevedo Topete**. Tesorero y Director de SPCC desde el 9 de mayo del 2000. Director General de Grupo México, S.A. de C.V. desde 1999. Consejero del Presidente del Directorio y Presidente Ejecutivo de Grupo México desde 1994 a 1998.

7 **Xavier García de Quevedo Topete**. Presidente y Funcionario Principal de Operaciones de ASARCO, Incorporated desde enero del 2000 hasta el 31 de agosto del 2001 y Director de ASARCO desde noviembre de 1999. Director General de Grupo Ferroviario Mexicano, S.A. de C.V. y de Ferrocarril Mexicano, S.A. de C.V. desde diciembre de 1997 a diciembre de 1999. Director General de Exploración y Desarrollo y Proyectos de Grupo México, S.A. de C.V. desde 1994 a 1997. Director de Grupo México desde 1998 y Director de SPCC desde noviembre de 1999. Presidente de Minera México, S.A. de C.V. desde el 1º de setiembre del 2001.

8 **Oscar González Rocha**. Presidente y Director General de SPCC desde diciembre de 1999. Principal Funcionario Ejecutivo de Operaciones de SPCC. Director de SPCC desde noviembre de 1999. Director General de Mexicana de Cobre, S.A. de C.V. desde 1986 hasta 1989 y de Mexicana de Cananea, S.A. de C.V. desde 1990 hasta 1999. Director Suplente de Grupo México desde 1988 y Director de ASARCO Incorporated desde noviembre de 1999.

9 **Manuel J. Iraola**. Director de SPCC desde el 9 de mayo del 2000. Presidente de Phelps Dodge Industries, una división de Phelps Dodge Corporation, y Vicepresidente Senior de Phelps Dodge Corporation desde 1995. Presidente de Phelps Dodge International Corporation desde 1992 hasta 1995. Director de Phelps Dodge Corporation desde diciembre de 1997.

10 **Genaro Larrea Mota-Velasco**. Vicepresidente Comercial de SPCC desde diciembre de 1999 y Director desde noviembre de 1999. Director General Comercial y Director de Grupo México desde 1994. Director y Vicepresidente y Funcionario Principal Comercial de ASARCO Incorporated desde noviembre de 1999 hasta el 31 de agosto del 2001. Presidente de ASARCO Incorporated desde el 1º de setiembre del 2001.

11 **John F. McGillicuddy**. Director de SPCC desde enero de 1996. Miembro de los Directorios de UAL Corporation, USX Corporation y Empire Blue Cross and Blue Shield y Young & Rubicam Inc., Director de United States Steel Corporation and Empire Healthcare Inc., Presidente del Directorio y Presidente Ejecutivo de Chemical Banking Corporation y Chemical Bank desde diciembre de 1991 hasta diciembre de 1993. Presidente del Directorio y Presidente Ejecutivo de Manufacturers Hanover Trust Company desde 1979 hasta 1991.

12 **Robert A. Pritzker**. Director de SPCC desde 1983. Presidente del Directorio y Presidente Ejecutivo de The Marmon Group, de la cual Cerro Trading Co. es una afiliada, cargos que ha desempeñado por más de cuarenta y siete años. Ocupa puestos ejecutivos en más de sesenta compañías independientes del Grupo. Director de Acxiom Corporation y Western General Insurance.

13 **Jaime Serra Puche**. Director de SPCC desde el 12 de junio del 2001 cuando fue electo para cubrir una vacancia en el Directorio. Él es socio principal de la firma Serra & Asociados Internacional y se desempeñó como Subsecretario de Ingresos, Secretario de Comercio y Fomento Industrial y Secretario de Hacienda y Crédito Público de México. Director de Alcatel, S.A. de C.V., The Mexico Fund, Inc., Grupo Ferroviario Mexicano, S.A. de C.V., y de Tubos de Acero de México, S.A. de C.V. y fideicomisario de Yale Corporation.

14 **Daniel Tellechea Salido**. Vicepresidente de Finanzas de SPCC desde diciembre de 1999 y Director desde noviembre de 1999. Director General de Administración y Finanzas de Grupo México desde 1994 y Director Suplente desde 1998. Director General de Mexicana de Cobre, S.A. de C.V. desde 1986 hasta 1993 y Director, Vicepresidente y Funcionario Principal de Finanzas de ASARCO Incorporated desde noviembre de 1999 hasta el presente.

15 **J. Steven Whisler**. Director de SPCC desde junio de 1995. Presidente y Funcionario Principal de Phelps Dodge Corporation desde enero del 2000, previamente fue Presidente y Funcionario Principal de Operaciones desde diciembre de 1997 y Vicepresidente Senior de 1988 a diciembre de 1997. Presidente de Phelps Dodge Mining Company desde 1991 hasta setiembre de 1998. Director de Phelps Dodge Corporation y de Burlington Northern Santa Fe Corporation.

Conjuntamente al intercambio de acciones de trabajo, los tenedores de acciones comunes de la Compañía intercambiaron sus acciones por acciones comunes clase A, las cuales dan derecho a cinco votos por acción.

Las acciones comunes clase A y las acciones comunes tienen un valor nominal de $0.01 por cada acción.

Bonos Corporativos: *En el mes de noviembre del 2001, la Compañía* obtuvo autorización de CONASEV para incrementar el Programa de emisión de $200 millones aprobados en el año 2000 a $750 millones; como parte de este Programa, el 7 de diciembre del 2001, Souther Peru colocó $73.1 millones en bonos corporativos con valor nominal de $1,000 cada uno, a inversionistas en el Perú. Esta emisión vence el año 2011 y generará un interés flotante equivalente a Libor + 3.0%. El 20 de julio del 2000, la Compania colocó $30 millones en bonos corporativos y, en el mes de diciembre del mismo año, otros $20 millones en condiciones similares. Ambas emisiones vencen en el año 2007 y generan un interés nominal de 8.75%. Al 31 de diciembre del 2001, se han emitido ya $123.1 millones de este Programa de $750 millones.

En el mes de junio de 1997, la Compañía colocó $50 millones en bonos corporativos, con igual valor nominal y en el mismo mercado que las emisiones mencionadas en el párrafo anterior. La tasa de interés nominal fue fijada en 8.01% (8.25% efectiva), con vencimiento en junio del año 2004.

En todos los casos, los bonos corporativos fueron colocados a la par; los intereses son pagaderos trimestralmente, contado desde la fecha de emisión. Para las emisiones anteriores al 2001, la Compañía tiene la opción de rescatar, en cualquier momento, a partir del inicio del cuarto año del plazo de la emisión, la totalidad de la emisión o parte de ella, siempre que se realice por importes que sean múltiplos de $10.0 millones. Para las emisiones a partir del 2001, el rescate se podrá efectuar en cualquier momento, en iguales condiciones a las precedentes.

Cotizaciones Mensuales 2001
Acciones Comunes
Bolsa de Valores de Lima

Código ISIN	Nemónico	Período	Apertura	Cierre	Mín.	Máx.	Prom.
US8436111046	PCU	200101	$ 12.75	$ 13.60	$ 12.75	$ 13.68	$ 13.24
US8436111046	PCU	200102	$ 13.50	$ 14.30	$ 13.50	$ 15.00	$ 14.36
US8436111046	PCU	200103	$ 14.20	$ 13.60	$ 13.50	$ 14.30	$ 14.09
US8436111046	PCU	200104	$ 13.65	$ 13.90	$ 13.35	$ 14.10	$ 13.76
US8436111046	PCU	200105	$ 13.90	$ 13.90	$ 13.50	$ 14.40	$ 13.98
US8436111046	PCU	200106	$ 14.03	$ 13.35	$ 13.35	$ 14.56	$ 14.26
US8436111046	PCU	200107	$ 13.35	$ 12.05	$ 11.85	$ 13.35	$ 12.20
US8436111046	PCU	200108	$ 11.90	$ 11.76	$ 11.30	$ 12.40	$ 11.78
US8436111046	PCU	200109	$ 11.60	$ 9.40	$ 9.40	$ 11.90	$ 9.97
US8436111046	PCU	200110	$ 9.40	$ 8.45	$ 8.45	$ 9.40	$ 8.97
US8436111046	PCU	200111	$ 8.75	$ 11.05	$ 8.75	$ 11.18	$ 10.19
US8436111046	PCU	200112	$ 11.05	$ 11.80	$ 10.75	$ 11.80	$ 11.09

Cotizaciones Mensuales 2001
Acciones Comunes
Bolsa de Valores de Nueva York

Nemónico	Período	Apertura	Cierre	Mín.	Máx.	Promedio
PCU	200101	$ 12.75	$ 13.75	$ 12.44	$ 13.78	$ 13.05
PCU	200102	$ 13.60	$ 14.50	$ 13.50	$ 15.10	$ 14.35
PCU	200103	$ 14.15	$ 13.80	$ 13.65	$ 14.57	$ 14.01
PCU	200104	$ 13.81	$ 14.00	$ 13.50	$ 14.20	$ 13.80
PCU	200105	$ 13.00	$ 13.86	$ 13.00	$ 14.50	$ 14.12
PCU	200106	$ 13.90	$ 12.35	$ 12.35	$ 14.70	$ 14.16
PCU	200107	$ 12.45	$ 11.87	$ 11.70	$ 13.57	$ 12.25
PCU	200108	$ 11.82	$ 12.00	$ 11.02	$ 12.50	$ 11.64
PCU	200109	$ 12.05	$ 9.45	$ 9.30	$ 12.06	$ 10.52
PCU	200110	$ 9.45	$ 8.80	$ 8.42	$ 9.70	$ 9.09
PCU	200111	$ 8.80	$ 10.60	$ 8.45	$ 11.65	$ 10.12
PCU	200112	$ 11.70	$ 11.95	$ 10.50	$ 11.97	$ 11.30

La planta cuenta con 3 trenes de extracción por solventes cada uno con una capacidad nominal de 1,068 m^3/h de PLS y 162 celdas de electrodepositación distribuidas en dos naves electrolíticas, una con 122 y la otra con 40 celdas.

Ilo

9 Planta de Beneficio "Fundición Ilo", con capacidad de fusión de 1,120,000 toneladas de concentrado, cuenta con 2 Hornos reverberos, 1 Convertidor Modificado "El Teniente", 7 Convertidores tipo Peirce-Smith y 2 Sistemas de Moldeo.

10 Planta de Beneficio "Refinería Ilo": a) Planta de Ánodos con 2 Hornos Basculantes tipo Maerz de 400 TM de capacidad cada uno, 1 rueda de moldeo de 70 TM/hr de capacidad, b) Planta Electrolítica de 280,000 toneladas de capacidad de producción de cátodos de 926 Celdas comerciales y 52 Celdas de láminas de arranque, y; c) Planta de Metales Preciosos con 1 Reactor de Selenio Wenmec, 1 horno Copela y 22 celdas para refinación de plata y 1 sala de recuperación de oro por proceso hidrometalúrgico.

11 Planta de Ácido Sulfúrico con capacidad de producción de 300,000 toneladas al año. (Prom. 1,000 x día).

12 Planta de Oxígeno con capacidad de producción de 100,000 toneladas al año (Prom. 272 x día)

13 Planta de Beneficio "Coquina" con capacidad de producción de 200,000 toneladas de conchuela al año.

14 Planta de Cal con capacidad de producción de 80,000 toneladas al año.

Otros

15 Sistema Ferroviario de Mina y Transporte de concentrados y materiales en Toquepala, Cuajone, Ilo de 30 Locomotoras, 256 Vagones volquetes, 91 Plataformas, 254 Vagones góndola, 8 Vagones bodega, 9 Vagones tipo hopper cerrado, 36 Vagones tipo hopper abierto, 31 Tanques varios, 18 Tanques para Ácido Sulfúrico, 5 Carros Vigía y 17 Carros de Volteo.

Número de trabajadores permanentes:

Al 31 de diciembre	2001	2000	1999
Funcionarios	765	744	723
Empleados	1,116	1,047	1,066
Obreros	1,845	1,891	2,055
Total	3,726	3,682	3,844

Relaciones económicas con otras empresas en razón de préstamos que comprometen más del 10% del patrimonio de la entidad emisora

En 1997, la Compañía colocó en forma privada en los Estados Unidos y en mercados internacionales, Obligaciones Garantizadas por Exportaciones- conocido como SEN por sus siglas en inglés – por un monto de $150 millones, equivalentes al 12.4% del patrimonio al 31 de diciembre del 2001; siguiendo el programa de servicio de la deuda, a esta misma fecha, el saldo de las SEN asciende a $122.9 millones, equivalente al 10.2% del patrimonio.

Las SEN tienen un vencimiento promedio de siete años y un vencimiento definitivo en el año 2007; su precio fue fijado a la par, con un interés de 7.9%. Las SEN estipulan que la mayor parte de las cobranzas por ventas de cobre al exterior sean depositadas en una cuenta de fideicomiso en los Estados Unidos. El 20% de dichas cobranzas se utilizan como colateral de las SEN en circulación, remitiéndose el saldo de las cobranzas directamente a la Compañía. El excedente de los fondos en la cuenta colateral se envía a la Compañía, una vez cumplidos todos los requisitos financieros. La Compañía debe mantener proporciones de cobranza de tres y seis meses, tal como se define (cobranza global como un múltiplo específico del servicio de la deuda). Asimismo, se debe mantener un depósito de fideicomiso equivalente a tres meses del servicio de la deuda. El 2 de enero del 2002, la Compañía anunció el pre-pago de esta línea, el mismo que se efectuó el 1º de febrero del mismo año.

Procesos Judiciales Administrativos o Arbitrales Litigios:

Ver Nota No. 18 "Compromisos y Contingencias" de los Estados Financieros.

Cambios en los responsables de la elaboración y revisión de la información financiera

Al 31 de diciembre del 2001 no se había registrado cambios en los responsables. José N. Chirinos ocupa el cargo de Director de Contraloría y Finanzas desde el 20 de diciembre de 1999. La Gerencia de Finanzas está a cargo de Marco Antonio García.

Información relativa a los valores inscritos en el Registro Público del Mercado de Valores

Acciones Comunes: El 29 de noviembre de 1995, la Compañía ofreció intercambiar las recién emitidas acciones comunes por todas y cualesquiera Acciones del Trabajo (hoy, Acciones de Inversión) de la Sucursal peruana de la Compañía, a razón de una acción común por cuatro acciones S-1 y una acción común por cinco acciones S-2. La oferta de intercambio expiró el 29 de diciembre de 1995, con un 80.8% de la totalidad de acciones del trabajo en circulación intercambiadas por 11,479,667 acciones comunes. Estas acciones comunes cotizan en la Bolsa de Nueva York y la Bolsa de Valores de Lima, y tienen derecho a un voto por acción.

Social Capital and Common Stock

The authorized number of shares are	100,000,000 shares
Class A Common share	65,900,833
Common Shares outstanding	14,103,157
Nominal Value of Common Shares	$0.01

Total number and percent of shares	Shares	of shares
Southern Peru Holdings Corporation (*)	43,348,949	63.1%
Cerro Trading Company, Inc. (*)	11,378,088	16.6%
Phelps Dodge Overseas		
Capital Corporation (*)	11,173,796	16.3%
Common Shares	14,103,157	4.0%
Total	80,003,990	100.0%

(*) Class A common shares are entitled to five votes per share. Common shares are entitled to one vote per share.

Authorizations Obtained for the Development of the Business

1 Toquepala Concentrator: Authorized by Directorial Resolution No.455-91-EM/DGM/DCM dated July 5, 1991 approved the operation of the Toquepala Concentrator. The resolution granted 240 hectares of surface land and authorized a throughput of 39,000 MT/Day.
Based on Report No. 413-97-EM/DGM/DPDM dated July 7, 1997 the "Director General de Minería" authorized the expansion of the Toquepala Concentrator to a 43,000 MT/Day throughput.

2 Botiflaca Concentrator: Authorized by Directorial Resolution No. 150-81-EM/DCM dated August 14, 1981 approved the operation of the Cuajone Concentrator. The resolution granted 56 hectares of surface land.
Based on Report No. 266-99-EM/DGM/DPDM dated July 20, 1999 the "Director General de Minería" authorized the expansion of the Cuajone Concentrator to a 87,000 MT/Day throughput.

3 Toquepala Leaching Plant (SX/EW): Authorized by Directorial Resolution No. 166-96-EM/DGM dated May 7, 1996 approved the operation of the Toquepala SX/EW Plant. The resolution granted 60 hectares of surface land and authorized a throughput of 11,850 MT/Day.
Based on Report No. 663-98-EM/DGM/DPDM dated November 10, 1998 the "Director General de Minería" authorized the expansion of the Toquepala SX/EW Plant to a 18,737 MT/Day throughput.

4 Cuajone Leaching Plant (LX/EW): Authorized by Directorial Resolution No.155-96-EM/DGM dated May 6, 1996 approved the operation of the Cuajone Leaching Plant. The resolution granted 400 hectares of surface land and authorized a throughput of 2,100 MT/Day.

5 Ilo Smelter: Authorized (definitely) by Directorial Resolution No. 0078-69-EM/DGM dated August 21, 1969 approved the operation of the Ilo Smelter. The resolution authorized a production of 400 Short Tons/Day of blister copper.
Based on Report No.204-2000-EM/DGM/DPDM dated June 20, 2000 the "Director General de Minería" authorized the expansion of the Ilo Smelter to a 3,100 MT/Day throughput of copper concentrates.

6 Ilo Refinery: Authorized by Report No. 056-94-EM/DGM/DRDM dated May 27, 1994 the "Director General de Minería" authorized the operation of the Ilo Copper Refinery at 190,000 MT/Year (533 MT/Day) throughput of blister copper.
Based on Report No. 506-98-EM/DGM/DPDM dated September 2, 1998 the "Director General de Minería" authorized the expansion of the Ilo Copper Refinery to a 658 MT/D throughput of blister copper.

7 Sulfuric Acid Plant: Authorized by Directorial Resolution No. 024-96-EM/DGM dated January 19, 1996 the "Director General de Minería" authorized the operation of the Sulfuric Acid Plant at a production rate of 472 MT/Day. Based on Report No. 313-98-EM/DGM/DPDM dated May 18, 1998 the "Director General de Minería" authorized the expansion of the Ilo Sulfuric Acid Plant to a 300,000 MT/Year production.

Description of Operations and Development Regarding the issuing entity

Purpose

The purpose of Southern Peru Copper Corporation (SPCC) is to engage in activities allowed by the laws of the State of Delaware. Its main activity is to extract, mill, concentrate, smelt, treat, prepare for market, manufacture, sell, exchange and, in general, to produce and negotiate for sales of copper, gold, silver, lead, zinc, iron and any other class of minerals and materials or other materials, effects and goods of any nature or description; as well as to explore, exploit, sample, examine, investigate, recognize, locate, appraise, buy, sell, exchange, etc., mining concessions and mining deposits. SPCC belongs to the CIUU 1320 group.

The term of duration of the Company is indefinite.

Brief historical review from the constitution of the company

The Company was organized on December 12, 1952, according to the Laws of the State of Delaware of the United States of America, under the denomination of Southern Peru Copper Corporation (SPCC). In 1954, SPCC established a Branch in Peru to carry out mining activities in this country.
By the end of 1995, SPCC changed its denomination to "Southern Peru Limited." Concurrently, on September 7, 1995, "Southern Peru Copper Holding Company" was constituted, also in accordance with the Laws of the State of Delaware, with the purpose of acting as a holding company proprietor of the entirety of Southern Peru Limited's shares. In the same date, "Southern Peru Copper Holding Company" changed its denomination to that of Southern Peru Copper Corporation.

Ambas empresas acordaron con efectividad al 31 de diciembre de 1998, la fusión de Southern Peru Copper Corporation y de Southern Peru Limited, absorbiendo la primera compañía a la segunda y asumiendo SPCC la totalidad de sus activos y pasivos, incluyendo a la Sucursal en el Perú. Esta fusión no implicó modificación alguna a los porcentajes de participación en el capital social o de la Cuenta Participación Patrimonial (acciones de inversión), los que se mantienen idénticos.

Las actividades mineras en el Perú son realizadas bajo la denominación social "Southern Peru Copper Corporation", la denominación abreviada de "Southern Peru" o las siglas SPCC, a través de su Sucursal en el Perú. La Sucursal se encuentra inscrita en la Ficha 2447 del Registro de Sociedades Contractuales Mineras de la Oficina Registral de Lima y Callao.

Información relativa a planes o políticas de inversión

Ver Programa de Expansión y Modernización en la página 10.

Relaciones Especiales entre el Emisor y el Estado

Mediante Resolución Directoral Nº118-97-EM/DGM de fecha 18 de marzo de 1997, el Gobierno Peruano aprobó el Programa de Reinversión con cargo a Utilidades No Distribuidas presentado por SPCC, a ejecutarse desde el año 1996 hasta el 2001, por un monto equivalente a $245 millones con el objeto de ampliar la mina Cuajone. La deducción por utilidades reinvertidas proporciona a SPCC incentivos tributarios en el Perú y, como consecuencia de esto, SPCC logró ciertos traslados crediticios tributarios estadounidenses por los cuales no se había registrado anteriormente ningún beneficio.

En virtud de la deducción por las utilidades reinvertidas, SPCC recibe deducciones tributarias en el Perú por montos equivalentes al costo de los bienes calificados (aproximadamente $245 millones). Según fueron adquiridos los bienes calificados, se redujo el valor neto en libros en los estados financieros de los bienes calificados para reflejar el beneficio tributario asociado con la deducción por utilidades reinvertidas (aproximadamente $73 millones). Como resultado, el gasto por depreciación en los estados financieros relacionados con los bienes calificados será reducido durante su vida útil (aproximadamente 15 años).

Adicionalmente, SPCC y el Gobierno Peruano (Ministerio de Energía y Minas) han celebrado un contrato con vigencia hasta el año 2010, el cual garantiza la estabilidad tributaria y la disponibilidad de cambio en moneda extranjera de las utilidades de la Sucursal relacionadas con la operación de la planta SX/EW en Toquepala y la operación SX en Cuajone. Asimismo, SPCC y el Gobierno Peruano (CONITE) han celebrado un contrato que garantiza la disponibilidad de divisas, libre remesa de dividendos al exterior, entre otras garantías relativas a la Planta de Ácido de la Fundición en Ilo.

SPCC obtiene ingresos por créditos tributarios en el Perú por concepto del Impuesto General a las Ventas (IGV) pagado en relación con la adquisición de bienes de capital y otros bienes y servicios empleados en sus operaciones, contabilizando estos créditos como un gasto pagado por anticipado. En virtud de dicho reintegro, SPCC tiene derecho a acreditar el monto del IGV contra sus obligaciones tributarias peruanas o recibir un reintegro.

Descripción Genérica de los Principales Activos

Toquepala

1 Concesiones mineras Toquepala 1, Toquepala 2, Toquepala 3, Toquepala 5, Toquepala 6, Toquepala 7, Toquepala 12, Toquepala 26 y Toquepala 27.

2 Planta de Beneficio "Concentradora Toquepala", con una capacidad de molienda de 45,000 TM/día. Consiste de 1 Chancadora Primaria, 2 Chancadoras Secundarias, 4 Chancadoras Terciarias, 8 Molinos de Barras, 24 Molinos de Bolas, 8 Molinos de Bolas para Remolienda, así mismo, 4 Celdas de Flotación OK-100, 3 Celdas de Flotación OK-50, 11 Celdas de Columna y 4 Celdas de Flotación de 130 m^3, 24 Celdas de Flotación WEMCO de 42.5 m^3 de capacidad.

3 22 Volquetes con una capacidad de 218 toneladas cada uno, 10 volquetes con capacidad de 181 toneladas cada uno, 12 volquetes con capacidad de 109 toneladas cada uno.

4 2 Palas 4100A con una capacidad de 73 toneladas, lo que corresponde a 43 m^3, 4 Palas 2100BL con una capacidad de 23 toneladas, lo que corresponde a 11.4 m^3, 1 Pala 495 BI de 73 toneladas, lo que corresponde a 43 m^3, 1 Perforadora eléctrica 120A, 2 Perforadoras eléctricas 100XP, 1 Perforadora rotatoria 49RIII.

Cuajone

5 Concesiones mineras Cuajone 1, Cuajone 6, Cuajone 15, Cuajone 23, Isabel, Honradez, Rafaelito E, Rafaelito F y Cuajone 19.

6 Planta de Beneficio "Concentradora Cuajone" con capacidad de Molienda de 87,000 toneladas al día, consiste de 1 Chancadora Primaria, 3 Chancadoras Secundarias, 7 Chancadoras Terciarias, 10 Molinos de Bolas, 4 Molinos de Bolas para Remolienda, 1 Molino Vertical, así mismo, 30 Celdas de Flotación OK-100, 6 Celdas de Columna.

7 18 volquetes de 218 toneladas de capacidad y 8 volquetes de 231 toneladas de capacidad.

8 2 Palas 4100A con una capacidad de 73 toneladas, 1 Pala 2800XPB con una capacidad de 54 toneladas, 1 Palas 2100BL con una capacidad de 23 toneladas, 1 cargador frontal Le Tourneau 1800 con una capacidad de 42 toneladas, 2 Perforadoras eléctricas 120A, 1 Perforadora eléctrica 100XP.

SX/EW

Planta de Lixiviación y Extracción por Solventes (SX/EW) en Toquepala y Planta de Lixiviación (SX) en Cuajone. En Cuajone se tiene 1 chancadora de quijadas primaria y 1 chancadora cónica secundaria siendo 2,500 TM/día la capacidad de procesamiento de los óxidos de Cuajone. Adicionalmente se cuenta con 1 tambor aglomerador, 1 cargador frontal y 3 camiones de 109 TM para el traslado del mineral aglomerado a las pilas de lixiviación. El cobre en solución que produce Cuajone se traslada a Toquepala vía una tubería de 8" de diámetro que discurre al costado de la línea férrea entre Cuajone y Toquepala. En Toquepala se cuenta con 2 sistemas de riego para los botaderos del sur y del nor-oeste, así como con 4 represas de solución rica en cobre (PLS) provistas cada una de ellas con sistemas de bombeo de solución a la planta SX/EW.

Capital Social y Acciones Comunes

Capital Autorizado:	100,000,000 acciones
Capital emitido y pagado:	
Acciones Comunes Clase A	65,900,833
Acciones Comunes en circulación	14,103,157
Valor Nominal de las Acciones Comunes	US$ 0.01

Estructura accionaria	Acciones	Participación
Southern Peru Holdings Corporation (*)	43,348,949	63.1%
Cerro Trading Company, Inc. (*)	11,378,088	16.6%
Phelps Dodge Overseas		
Capital Corporation (*)	11,173,796	16.3%
Acciones Comunes	14,103,157	4.0%
Total	80,003,990	100.0%

(*) Accionistas Comunes Clase A. Cada una de estas acciones tiene derecho a 5 votos a diferencia de las Acciones Comunes que tienen derecho a 1 voto; sobre esta base se ha efectuado el cálculo de la participación.

Autorizaciones Obtenidas para el Desarrollo del Negocio:

1 Concentradora de Toquepala. Autorizada por Resolución Directoral No. 455-91-EM/DGM/DCM de fecha 5 de julio de 1991 se resuelve aprobar el título de Concesión de Beneficio Concentradora Toquepala de 240 hectáreas y 39,000 TM/Día.
Sobre la base del Informe No. 413-97-EM/DGM/DPDM, del 7 de julio de 1997, el Director General de Minería autoriza el funcionamiento de la Planta de Beneficio Concentradora de Toquepala a la capacidad de 43,000 TM/Día.

2 Concentradora de Botiflaca. Autorizada por Resolución Directoral No. 150-81-EM/DCM de fecha 14 de agosto de 1981 se aprobó la Concesión de Beneficio Concentradora de Botiflaca con una extensión de 56 hectáreas.
Sobre la base del Informe No. 266-99-EM/DGM/DPDM, el 20 de julio de 1999, el Director General de Minería autoriza el funcionamiento de la Planta de Beneficio Concentradora de Botiflaca a la capacidad de 87,000 TM/Día.

3 Planta de Lixiviación Toquepala. Autorizada por Resolución Directoral No. 166-96-EM/DGM de fecha 7 de mayo de 1996 se aprueba la Concesión de Beneficio "Planta de Lixiviación SX/EW Toquepala" con una extensión de 60 hectáreas y se autoriza el funcionamiento definitivo a la capacidad instalada de 11,850 TM/Día.
Por Resolución Directoral de fecha 10 de noviembre de 1998, basada en el Informe No. 663-98-EM/DGM/DPDM, se autoriza la ampliación de la "Planta de Lixiviación SX/EW Toquepala" a 18,737 TM/Día.

4 Planta de Lixiviación Cuajone. Autorizada por Resolución Directoral No. 155-96-EM/DGM de fecha 6 de mayo de 1996 se aprueba la Concesión de Beneficio "Planta de Lixiviación SX Cuajone" con una extensión de 400 hectáreas y se autoriza el funcionamiento definitivo a la capacidad instalada de 2,100 TM/Día.

5 Fundición en Ilo. Autorizada por Resolución Directoral No. 0078-69-EM/DGM del 21 de Agosto de 1969 se otorgó la autorización de funcionamiento definitivo a la Fundición de Ilo con una producción de 400 TC/Día de cobre ampolloso.
Por Resolución Directoral de fecha 20 de junio del 2000 basada en el Informe No. 204-2000-EM/DGM/DPDM se autoriza el funcionamiento de la Concesión de Beneficio "La Fundición" a la capacidad instalada de tratamiento de 3,100 TM/Día de concentrado de cobre.

6 Refinería en Ilo. Autorizada por Resolución Directoral de fecha 27 de mayo de 1994 basada en el Informe No. 056-94-EM/DGM/DRDM se autorizó el funcionamiento de la refinería de Cobre de Ilo con una capacidad de 190,000 TM/Año (533 TM/Día) para tratar cobre blister.
Por Resolución Directoral de fecha 2 de setiembre de 1998 basada en el Informe No. 506-98-EM-DGM/DPDM, se autorizó el funcionamiento de la Planta de Beneficio "La Refinería de Cobre de Ilo" a la capacidad ampliada de 658 TM/Día.

7 Planta de Acido Sulfúrico. Autorizada por Resolución Directoral No. 024-96-EM/DGM de fecha 19 de enero de 1996 se otorgó la autorización de funcionamiento de la Planta de Ácido Sulfúrico instalada en la Concesión de Beneficio "La Fundición" con una capacidad instalada de 472 TM/día.
Sobre la base del Informe No. 313-98-EM/DGM/DPDM de fecha 18 de mayo de 1998 se autoriza el funcionamiento a la capacidad ampliada de 300,000 TM/Año.

Descripción de Operaciones y Desarrollo respecto de la entidad emisora

Detalle del objeto social

El objeto social de Southern Peru Copper Corporation (SPCC) comprende todas aquellas actividades permitidas por las leyes del Estado de Delaware. Entre ellas, su principal actividad es dedicarse a extraer, moler, concentrar, fundir, convertir, tratar, preparar para el mercado, manufacturar, vender, permutar y, en general, producir y negociar cobre, oro, plata, plomo, zinc, hierro y cualquier otra clase de minerales y materiales u otros materiales, efectos y mercancías de cualquier naturaleza o descripción; así como explorar, explotar, catear, examinar, investigar, reconocer, localizar, valorizar, comprar, vender, permutar, etc., concesiones mineras y yacimientos mineros. SPCC pertenece al grupo CIIU 1320.

El plazo de duración de la Compañía es indefinido.

Breve reseña histórica desde la constitución de la empresa

La Compañía fue constituida el 12 de diciembre de 1952, de acuerdo a las leyes del Estado de Delaware en los Estados Unidos de Norteamérica, bajo la denominación de Southern Peru Copper Corporation (SPCC). En el año 1954, SPCC estableció una Sucursal en el Perú, para realizar actividades mineras en el país.

A finales de 1995, SPCC cambió su denominación por la de "Southern Peru Limited". Paralelamente, con fecha 7 de septiembre de 1995, se constituyó "Southern Peru Copper Holding Company" también de acuerdo a las leyes de Delaware, con la finalidad de actuar como compañía holding propietaria de la totalidad de las acciones de Southern Peru Limited. En la misma fecha, "Southern Peru Copper Holding Company" cambió su denominación social a la de Southern Peru Copper Corporation.

Información [illegible]

Datos relativos a su constitución y a su inscripción en los Registros Públicos:

SPCC es una corporación constituida de acuerdo a las Leyes del Estado de Delaware en los Estados Unidos de Norteamérica. Actúa en el Perú por intermedio de una Sucursal, la que fue establecida por escritura pública otorgada ante Notario Público de Lima, Dr. Ricardo Fernandini Arana de fecha 6 de noviembre de 1954, que quedó inscrita en el Asiento Nº 1, de fojas 369 del Tomo 145 del Registro Mercantil de Lima y en el asiento Nº 1 de fojas 469, del Tomo II del Registro de Sociedades del Registro Público de Minería de Lima (hoy, Registro de Sociedades Contractuales Mineras de la Oficina Registral de Lima y Callao). Por escritura pública de fecha 6 de abril de 1998, otorgada ante Notario Público de Lima, Dr. Carlos A. Sotomayor Bernós, la Compañía se adecuó a las disposiciones de la Ley Nº 26887 "Ley General de Sociedades", que quedó inscrita en el Asiento Nº 384 de la ficha Nº 2447 del Registro de Sociedades Contractuales Mineras de la Oficina Registral de Lima y Callao.

Breve Descripción: Southern Peru Copper Corporation (SPCC) es un productor de cobre integrado. Opera las minas de Toquepala desde 1960 y Cuajone desde 1976, en las alturas de los Andes en el sur del Perú, aproximadamente 984 kilómetros al sudeste de Lima, en los departamentos de *Tacna y Moquegua respectivamente. También opera una fundición y una refinería ubicadas al oeste de las minas, en la costa del Océano Pacífico,* cerca a la ciudad de Ilo, departamento de Moquegua.

SPCC es una de las principales compañías del Perú y una de las diez más grandes empresas cupríferas privadas en el mundo.

SPCC, indirectamente, es una subsidiaria de "Grupo México S.A. de C.V.", que es propietario del 100% de las acciones de ASARCO Inc., a través de Americas Mining Corporation (AMC), quien a su vez es propietaria del 100% de las acciones de Southern Peru Holdings Corporation (SPHC), ésta última propietaria del 54.2% de las acciones de Southern Peru Copper Corporation (SPCC). El objeto social de las principales empresas que conforman Grupo México S.A. de C.V. es el dedicarse a las actividades mineras y de transporte ferroviario.

El Grupo relacionado con las operaciones de SPCC incluye las siguientes subsidiarias:

Razón Social	%	Domicilio	Inscripción en el RPMV
1. Nueva G. México, S.A. de C.V.			
hasta el 14 de Noviembre del 2001,			
en adelante Grupo México, S.A. de C.V.		México	
Actividades de Transporte Ferroviario:			
2. Infraestructura y Transportes México, S.A. de C.V.	99.8%	México	
3. Otras sociedades de transporte subsidiarias	100.0%	México	
Actividades Mineras:			
4. Grupo Minero México Internacional, S.A. de C.V.	99.8%	México	
5. Controladora Minera México, S.A. de C. V.	100.0%	México	
6. *Americas Mining Corporation* (AMC)	100.0%	EEUU	
7. Minera México, S.A. de C. V.	99.8%	México	
8. Grupo Minero México, S. A. de C. V.	98.84%	México	
9. Industrial Minera México, S.A de C.V.	98.12%	México	
10. Mexicana de Cobre, S.A. de C.V.	94.58%	México	
11. Mexicana de Cananea, S.A. de C.V.	98.49%	México	
12. ASARCO Incorporated	100.0%	EEUU	
13. Southern Peru Holdings Corporation (SPHC)	100.0%	EEUU	
14. **Southern Peru Copper Corporation (SPCC)**	54.2%	EEUU	**X 1**
15. Logistics Services Incorporated (LSI)	100.0%	EEUU	
16. Global Natural Resources, Inc.	100.0%	EEUU	
17. Multimines Corporation	100.0%	EEUU	
18. Multimines Insurance Company, Ltd.	100.0%	Bermuda	
19. **Southern Peru Copper Corporation, Sucursal del Perú**	82.7%	Perú	**X 2**
20. Compañía Minera Los Tolmos, S.A.	100.0%	Perú	

Notas
1.- Acciones Comunes
2.- Acciones de Inversión



para incrementar la capacidad de procesamiento a 1.83 millones de toneladas de concentrados, con pleno cumplimiento de las normas ambientales.

A partir de noviembre de 1995, Southern Peru puso en operación y continúa operando el Programa de Control Suplementario (SCP), un esfuerzo voluntario mediante el cual se restringe la producción de la fundición durante los períodos de condiciones meteorológicas adversas. Para el año 2001, este programa, conjuntamente con la operación de la planta de ácido sulfúrico de la fundición, que produjo más de 355,000 toneladas, ha contribuido a mejorar efectivamente la calidad del aire en Ilo. Además de los programas ambientales para mejorar la calidad del aire, la Compañía continúa obteniendo buenos resultados con los programas de remediación tanto en la bahía de Ite como en el programa de remoción de escorias en las playas al norte de la fundición.

En junio del 2001, el laboratorio de análisis químico de aguas de la División de Servicios Ambientales obtuvo la acreditación ISO/IEC Guía 25 por parte del Consejo Canadiense de Estándares a través de la Asociación Canadiense de Laboratorios Analíticos Ambientales. Siendo el primer laboratorio privado en obtener dicha acreditación en Latinoamérica.

Los gastos relacionados con el ambiente de 1997 al 2001 fueron de más de $145 millones. Una vez que se inicie el Proyecto de Ampliación y Modernización de la Fundición, la Compañía estima realizar importantes gastos de capital para el control ambiental a partir del 2002.

Relaciones Comunitarias

Durante el año 2001, SPCC ha continuado con su objetivo de co-participar con diversas instituciones tanto públicas como privadas, así como, con las propias comunidades y/o centros poblados, en el desarrollo de proyectos de inversión social, orientados íntegramente hacia el logro del desarrollo sostenible, mejorando la calidad de vida de hasta 4800 familias.

Entre las zonas más representativas ubicadas en el entorno de las operaciones mineras de la Compañía, se cuenta al distrito de Torata, en donde se viene desarrollando un programa experimental de cultivo de hierbas aromáticas y frutales con riego tecnificado, con muy buenos resultados; se ha logrado un incremento de la productividad de hasta 50% y un ahorro de agua que alcanza el 60%. Por su parte, en la comunidad campesina de Huaytire, a 4500 msnm, se desarrolla un proyecto de cultivo de pastos de altura con la finalidad de elevar la productividad de las 19,000 cabezas de camélidos sudamericanos; paralelamente a ello se viene trabajando un programa de mejoramiento genético. En Candarave, zona ganadera por excelencia, se desarrolla un programa de mejoramiento genético; además, en forma experimental y con riego tecnificado, se está realizando el cultivo de productos rentables como el ajo y el orégano. Adicionalmente, se desarrollaron actividades referidas al fortalecimiento organizacional, mejoramiento de la educación, campañas médicas, etc. en las diferentes comunidades que rodean nuestras operaciones.

Durante el año 2001, la Compañía ha alcanzado relaciones sociales armoniosas con la comunidad, de manera tal que sus operaciones se desarrollaron con completa seguridad y sin sufrir alteración alguna.

Asimismo, SPCC fue un actor activo en la etapa posterior al devastador sismo del 23 de junio del 2001, que tuvo como epicentro el departamento de Moquegua en el sur del Perú. La Compañía prestó socorro inmediato y co-participó en proyectos de rehabilitación y reconstrucción en su área de influencia.

La estrategia empresarial de Southern Peru es la realización de sus fines productivos y de negocios, en armonía y con sensibilidad al desarrollo de las comunidades de las zonas donde operamos. Los resultados alcanzados demuestran que estamos logrando nuestros objetivos.





2001 en $53.6 millones, principalmente como resultado del menor precio del cobre, parcialmente compensado por un mayor volumen de ventas. El volumen de venta de cobre fue mayor en 36.4 millones de libras en el 2001, comparado con el 2000.

Precios: Los precios de venta de los metales de la Compañía se establecen principalmente por referencia a los precios cotizados en la Bolsa de Metales de Londres (LME), la Bolsa de Productos de Nueva York (COMEX) para el cobre o los publicados en el Platt's Metals Week, para precios promedio de óxidos de distribuidor, en el caso de molibdeno.

Datos sobre Volúmenes/Precios

	2001	2000	1999
Precio promedio de metales			
Cobre (por libra – LME)	$0.72	$0.82	$0.71
Cobre (por libra – COMEX)	$0.73	$0.84	$0.72
Molibdeno (por libra)	$2.36	$2.55	$2.65
Plata (por onza – COMEX)	$4.36	$4.97	$5.22
Volumen de Ventas (en miles)			
Cobre (libras)	817,128	780,840	749,872
Molibdeno (libras) (1)	18,511	16,043	11,836
Plata (onzas)	3,951	3,975	3,236

(1 La producción de molibdeno de la Compañía se vende en forma de concentrados. El volumen representa las libras de molibdeno contenidas en concentrados.

Dividendos y Capital Accionario

La Compañía pagó dividendos a los accionistas por $28.8 millones o $0.362 por acción en el 2001, $27.2 millones o $0.340 por acción en el 2000 y $12.2 millones o $0.152 por acción en 1999 respectivamente.

Las distribuciones a la participación minoritaria de las Acciones de Inversión fueron de $0.5 millón, $0.5 millón y $0.2 millón en el 2001, 2000 y 1999 respectivamente.

El 29 de enero del 2002, se declaró un dividendo trimestral de $0.0738 por acción común, totalizando $5.9 millones, pagadero el 8 de marzo del 2002. La política de pago de dividendo de la Compañía continua siendo revisada en cada reunión del Directorio, teniendo en consideración el actual programa intensivo de inversión de capital, como la expansión de las minas, plantas concentradoras y de lixiviación, y la fundición, así como también el flujo de efectivo generado por las operaciones.

Asuntos Ambientales

Las operaciones de la Compañía están sujetas a la legislación peruana. Como parte de estos requerimientos legales-ambientales, SPCC presentó su Programa de Adecuación y Manejo Ambiental (PAMA) al Gobierno Peruano en el año 1996, el cual incluía las operaciones en actividad que no contaran con un estudio de impacto ambiental hasta esa fecha. El PAMA fue aprobado en enero de 1997 y contiene 34 medidas de mitigación y proyectos necesarios para adecuar las operaciones existentes a los estándares establecidos por el gobierno. A finales del 2001, veinticinco de estos proyectos ya han sido concluidos.

El Proyecto de Ampliación y Modernización de la Fundición es el proyecto más significativo y de mayor envergadura que emprenderá la Compañía en los próximos años. Ambas opciones en estudio satisfacen los requisitos de SPCC de emplear tecnología probada más eficiente que provea tanto un retorno económico, así como que exceda los requerimientos de las regulaciones ambientales vigentes. Se están estudiando opciones

En el Proyecto Tantahuatay, en que SPCC tiene una participación del 44.245 %, se tienen estimados recursos por 18.6 millones de toneladas con 0.68 gr Au/TM, 16 gr Ag/TM en óxidos para Tantahuatay 2 y 12.6 millones de toneladas con 0.93 gr Au/TM en la zona de óxidos para Ciénaga; integrando un recurso total de 31.2 millones de toneladas con una ley promedio de 0.78 gr Au/TM y 9.5 gr Ag/TM. Se tiene proyectado un programa complementario de perforación diamantina y pruebas metalúrgicas adicionales.

SPCC está desarrollando un programa de exploraciones en todas las regiones del país, considerando los diferentes corredores de mineralización; como el de Andahuaylas –Yauri y los asociados a la franja de sistemas porfiríticos para cobre; así como mineralización en sistemas epitermales en la franja volcánica Cenozoica para metales preciosos y mineralización de Zinc en el sector nor-oriental del país entre otros; todo orientado al descubrimiento de recursos principalmente de cobre y oro, así como de zinc, plomo y plata.

La Compañía posee 175,155 hectáreas de derechos mineros propios y 89,638 hectáreas de derechos mediante "joint ventures" y opciones de compra con otras compañías.



Durante el trabajo de exploración, se ha conseguido resultados alentadores, ubicando áreas con potencial para el desarrollo de nuevos proyectos mineros. Por ello, para el 2002 se ha programado la continuación de las exploraciones en esas áreas.

Resultados de operaciones para el año terminado el 31 de diciembre del 2001, comparado con los años 2000 y 1999.

En el 2001, SPCC declaró utilidades netas por $46.6 millones, o utilidades diluidas de $0.58 por acción, comparado con utilidades netas de $92.9 millones o utilidades diluidas de $1.16 por acción en el 2000 y $29.4 millones o utilidades diluidas de $0.37 por acción en 1999. Los resultados de la Compañía, por tanto, para el año 2001, se redujeron en un 49.9% en comparación al 2000, aunque son superiores a los de 1999. La disminución de las utilidades netas en el 2001 comparadas con el 2000 se debe principalmente a la disminución de los precios del cobre, parcialmente compensados por mayor producción y ventas, mejores condiciones de venta y la reducción de costos. El precio promedio del cobre durante el 2001 en la Bolsa de Metales de Londres fue de 72 centavos de dólar por libra, es decir, 10 centavos por libra menos que el nivel alcanzado en el año 2000; en COMEX el precio promedio alcanzó los 73 centavos en el 2001, 11 centavos menos que el promedio logrado en el año 2000, cuando alcanzó 84 centavos por libra.

Mientras los precios promedio del cobre se redujeron en 13.0%, el total de las ventas del 2001 se redujo tan sólo en 7.5%, debido al incremento del volumen de ventas. Además de lo mencionado, los programas de reducción de costos, incluyendo los administrativos y de producción, disminuyeron significativamente durante el 2001. El costo de equilibrio operativo fue reducido en 2.1 centavos por libra, de 51.4 centavos en el año 2000 a 49.3 centavos en el año 2001. Esta reducción representa una mejora de 4.1% sobre los costos del 2000.

Ventas Netas: Las ventas netas en el 2001 fueron de $657.5 millones comparadas con $711.1 millones en el 2000 y con $584.5 millones en 1999. Las ventas disminuyeron en el





Se está desarrollando el proyecto de Ampliación de Lixiviación Cuajone, que tiene como finalidad ampliar el "pad" y la planta de chancado, permitiendo una producción de 18 toneladas por día de cobre en solución. A diciembre del 2001, el avance global del proyecto es de 74% y se espera tenerlo en operación el segundo trimestre del año 2002. La inversión a la fecha es de $4.1 millones y el presupuesto del proyecto es de $12.0 millones.

También se encuentra en ejecución el proyecto "Ampliación y Modernización de la Concentradora de Toquepala" que tiene como objetivo aumentar la capacidad de procesamiento de mineral a 60,000 toneladas por día. A diciembre del 2001, el avance total del proyecto fue de 59%, que incluye la ingeniería terminada y un avance en construcción del 23%. La inversión acumulada al cierre del año 2001 es de $28.1 millones de los $69.5 millones presupuestados. La puesta en marcha de esta obra está programada para el tercer trimestre del año 2002.

Se está a la espera de la propuesta de la compañía australiana AUSMELT, para compararla con las dos propuestas recibidas de Mitsui y Kvaerner. Cualquiera de estas opciones dará la oportunidad de incrementar la capacidad de fusión a 1.83 millones de toneladas e incrementar la captura de SO_2 por encima del 92% establecido en el PAMA. La ejecución de este proyecto se iniciará en el año 2002, si se logran las condiciones adecuadas, incluyendo la obtención del financiamiento requerido.

Los objetivos de la Compañía son incrementar la capacidad de producción de la fundición, y cumplir, al mismo tiempo, con las regulaciones ambientales peruanas antes de la fecha establecida en el PAMA suscrito por la Compañía con el gobierno peruano. La realización de estos objetivos fortalecerá a la Compañía y contribuirá al desarrollo de la minería en Perú.

Exploración

Durante el año 2,001 se ha continuado desarrollando el Proyecto Chancas, habiéndose realizado 22,136 metros de perforación diamantina; paralelamente a la evaluación del depósito, se han desarrollado las dos primeras fases de las pruebas metalúrgicas y se tiene proyectada la ejecución de una tercera fase, así como un programa intenso de perforación (infill drilling). Ello, permitirá hacer un estudio de prefactibilidad de operaciones mineras e incrementar las reservas de cobre en el orden de 200 millones de toneladas con leyes de cobre en rangos de 1.0 %, de 0.07% de molibdeno y 0.12 gr Au/TM.



Programa de Expansión y Modernización

Southern Peru continúa con los programas de expansión y modernización planeados en años anteriores. Los principales resultados son los siguientes:

Se completó el Proyecto de la Planta SX/EW Fase II, el cual permitirá incorporar 300,000 metros cuadrados de áreas lixiviables para mantener la producción de cobre en la Planta SX/EW de Toquepala. Dicho proyecto concluyó en octubre del 2001 con una inversión de $18.2 millones de $22.5 millones presupuestados.

En el mes de noviembre del 2001, se concluyó el Proyecto Mejoras en la Planta de Cal. La producción de cal se incrementó de 182 a 227 toneladas por día, cumpliéndose con las regulaciones ambientales del PAMA (Programa de Adecuación y Manejo Ambiental). La inversión a la fecha es de $7.6 millones y el presupuesto total es de $9.0 millones. Quedan pendientes las mejoras en la operación de la Mina Coquina para mejorar la calidad de la conchuela e incrementar la disponibilidad de la Planta de Cal, así como, mantener el cumplimiento de las regulaciones del PAMA.

Datos financieros y estadísticos seleccionados por cinco años

Southern Peru Copper Corporation y Subsidiarias

Por los años terminados el 31 de diciembre de (en millones de dólares excepto por los montos por acción y trabajadores)	2001	2000	1999	1998	1997
Estados consolidados de ingresos					
Ventas netas	$ 658	$ 711	$585	$628	$814
Costos y gastos operativos (1)	569	561	539	558	577
Resultado de Operación	89	150	46	70	237
Participación minoritaria de Acciones de Inversión					
en los ingresos de la Sucursal del Perú	1	2	---	---	4
Utilidad neta	$ 47	$ 93	$ 29	$ 55	$186
Montos por acción					
Utilidad neta básica y diluida	$ 0.58	$1.16	$0.37	$0.68	$2.32
Dividendos pagados	$ 0.36	$0.34	$0.152	$0.51	$1.26
Balances generales consolidados					
Total Activos	$1,821	$1,771	$1,545	$1,526	$1,561
Efectivo y Valores Negociables	213	149	11	198	331
Deuda Total	396	347	223	234	248
Patrimonio	1,209	1,192	1,126	1,109	1,098
Estado consolidado de flujos de efectivo					
Efectivo proveniente de actividades operativas	$ 198	$184	$91	$187	$278
Dividendos pagados	29	27	12	41	101
Gastos de capital	161	132	250	259	184
Depreciación y Agotamiento	76	77	74	61	47
Capital accionario					
Acciones comunes en circulación	14.1	14.1	14.1	13.9	14.2
NYSE Precio – máximo	$ 15.10	$16-7/16	$18-1/16	$16-11/16	$21-1/8
Precio – mínimo	$ 8.42	$11	$8-7/16	$8-3/4	$12-3/4
Acciones comunes Clase A en circulación	65.9	65.9	65.9	65.9	65.9
Valor en libros por acción	$15.12	$14.90	$14.07	$13.88	$13.71
P/E ratio	26.07	12.84	38.03	13.88	5.77
Ratios financieros					
Activo corriente a Pasivo corriente	3.6	3.3	2.4	4.2	5.6
Deuda como porcentaje de capitalización	24.5%	22.4%	16.3%	17.2%	18.2%
Trabajadores (al final de año)	3,726	3,682	3,844	4,557	4,829

Notas a los datos financieros y datos estadísticos seleccionados por cinco años:

(1) Incluye la provisión para la participación de los trabajadores de $5.9 millones, $12.1 millones, $3.4 millones, $10.6 millones y $14.4 millones en los años terminados al 31 de diciembre del 2001, 2000, 1999, 1998 y 1997.

[illegible] Datos seleccionados por [illegible]
[illegible] y Subsidiarias

Producción de Cobre

Producción de Cobre	2001	2000	1999	1998	1997
Minas (contenido de cobre en miles de libras)					
Toquepala	270,619	232,886	256,387	246,783	246,818
Cuajone	363,951	394,548	379,995	315,640	340,551
SX/EW	119,993	123,602	109,225	104,026	98,153
Total minas	754,563	751,036	745,607	666,449	685,522
Fundición (contenido de cobre en miles de libras)					
De concentrados SPCC	632,260	606,965	605,150	536,036	575,061
De concentrados comprados	86,168	45,267	32,986	111,732	63,679
Total Fundición	718,428	652,232	638,136	647,768	638,740
Refinerías (miles de libras de cobre)					
Ilo	611,254	583,658	552,738	543,404	513,315
SX/EW	119,993	123,602	109,225	104,026	98,153
Total Refinerías	731,247	707,260	661,963	647,430	611,468
Ventas de cobre (miles de libras)					
Refinado	612,138	582,724	553,246	542,786	514,320
Blister	84,302	57,775	66,169	105,374	110,412
Concentrados		17,083	21,433	17	19,955
SX/EW	120,688	123,258	109,024	103,937	99,297
Total ventas de cobre	817,128	780,840	749,872	752,114	743,984
Molibdeno (contenido en concentrados, miles de libras)					
Minas					
Toquepala	9,035	8,243	6,993	6,039	6,066
Cuajone	9,377	7,639	5,070	3,520	3,329
Total producido	18,412	15,882	12,063	9,559	9,395
Ventas de molibdeno	18,511	16,043	11,836	9,677	9,398
Plata (miles de onzas)					
Fundición (en blister)					
Concentrados Ilo SPCC	3,829	4,188	3,378	2,890	3,146
Refinería					
Ilo	3,452	3,343	2,796	2,735	2,462
Ventas de Plata					
Refinado	3,498	3,454	2,739	2,724	2,397
En blister	453	411	497	564	576
En concentrados	---	110	---	---	113
Total ventas de plata	3,951	3,975	3,236	3,288	3,086

  

armonía laboral que facilitará desarrollar los planes de expansión de SPCC en el mediano y largo plazo.

En el año 2001, se establecieron nuevos récords de producción y seguridad industrial, los principales son:

- En las minas, tanto de Cuajone como de Toquepala, se minaron volúmenes récord.

- Las soluciones beneficiadas en la Planta SX/EW fueron 37.38 millones de metros cúbicos, los mayores hasta ahora.

- La Fundición alcanzó una fusión récord de 1.17 millones de toneladas de concentrados.

- La Fundición produjo 328,241 toneladas de cobre blister.

- También se produjeron 355,709 toneladas de ácido sulfúrico.

- La Refinería estableció un récord al producir 277,260 toneladas de cátodos electrolíticos.

- Se produjo 8,351 toneladas de Molibdeno.

- El cobre total producido de 823 millones de libras es el mayor volumen en la vida de la empresa.

- Desde el inicio de la administración del Grupo México, hace más de dos años, no se han registrado accidentes fatales.

La Gerencia prevé que, cuando estén terminados los proyectos de ampliación y modernización de la Compañía, la capacidad de producción de SPCC superará los 900 millones de libras de cobre por año y se sobrepasará la meta de reducir el punto de equilibrio operativo a 48 centavos de dólar por libra, de los 49.3 centavos alcanzados el 2001. Todos estos planes de desarrollo de la Compañía, los programas de exploración, los convenios con los trabajadores y las estrategias de protección ambiental contribuyen al fortalecimiento de SPCC como uno de los principales productores de cobre en el mundo.

A nombre del Directorio de Southern Peru, expresamos nuestro agradecimiento a los trabajadores y directivos por su esforzado trabajo y dedicación, a nuestros clientes por su confianza y lealtad, y a ustedes, nuestros accionistas, por su permanente apoyo.

Germán Larrea Mota-Velasco
Presidente del Directorio y Presidente Ejecutivo

Presidente y Director General

La mayor capacidad de procesamiento de esta concentradora representa un incremento en la producción de concentrados de 122,815 toneladas, las mismas que serán procesadas en la fundición en Ilo. La Fase II de la expansión de la planta SX/EW en Toquepala fue completada a fines de octubre del 2001, con una inversión de $18.2 millones de los $22.5 millones presupuestados. La mejora en las instalaciones de lixiviación en Cuajone registró un avance de 74% a fines de diciembre del 2001, con una inversión de $4.1 millones de los $12.0 millones presupuestados. En abril del 2002, cuando se culmine este proyecto, la producción de estas instalaciones se incrementará de 13.6 a 18 toneladas por día.

Con relación a la modernización y expansión de la fundición en Ilo, SPCC ha completado la evaluación de las dos propuestas solicitadas: Kvaerner (Kvaerner Metals / G&M) y Mitsui (Mitsui / Mitsubishi / Chiyoda). Ambas opciones satisfacen los requisitos de la Compañía en materia tecnológica y ambiental. En adición, la empresa Ausmelt Global Environmental Technologies hará llegar a Southern Peru una propuesta, considerando su proceso de fusión. Cualquiera que sea la alternativa escogida, la fundición será una de las más grandes y más eficiente en la producción de cobre anódico en el mundo. Dicha planta cumplirá en exceso con las regulaciones ambientales peruanas e internacionales; por lo que se posicionará como una inversión estratégica en materia minero-metalúrgica en el hemisferio sur. Por otro lado, a fines del 2001, la Compañía inició el estudio de factibilidad de la ampliación de la capacidad de producción de la planta electrolítica de la refinería en Ilo, para que incremente 80,000 toneladas anuales a su actual producción; el objetivo es alcanzar las 360,000 toneladas de cátodos al año. SPCC sigue desarrollando un intensivo programa de exploraciones en diferentes regiones del Perú, orientado al descubrimiento de recursos de cobre y oro, así como zinc, plomo y plata. La Compañía está realizando exploraciones tanto en forma individual como en asociaciones estratégicas (joint ventures) con otras compañías mineras, aplicando así mayores recursos económicos y mejores tecnologías para elevar las posibilidades de nuevos descubrimientos. Actualmente, SPCC está evaluando los Proyectos de Tantahuatay y Los Chancas, entre otros, a lo largo del país.

Nuestro Plan de Desarrollo, iniciado a fines del año 2000, está por terminarse y permitirá a Southern Peru conocer mejor la geología de sus minas, lo que viene mejorando nuestras recuperaciones así como las leyes de concentrados. Este esfuerzo se traducirá en un incremento de las reservas de las minas que operamos en el Perú.

Durante el año 2001, SPCC resolvió en trato directo las negociaciones colectivas con sus nueve sindicatos. Se suscribió contratos por seis años, es decir, con vigencia hasta el 2007. Los contratos consideran incrementos anuales predeterminados, beneficios y condiciones de trabajo que resultan ventajosos para los trabajadores y la Compañía. Dichos contratos garantizan un clima de

Carta a los accionistas:

El año 2001 ha sido difícil para los productores de cobre y otros metales en el mundo. Los precios del cobre cayeron en el tercer trimestre a niveles no vistos en 14 años y su relativa mejoría en las últimas semanas del año, aún no ha sido suficiente para compensar una caída de al menos 13% en el promedio del precio del cobre. Southern Peru no ha estado exento del fuerte impacto derivado de la debilidad de los mercados de metales. Sin embargo, el esfuerzo de nuestro personal, reflejado en los buenos resultados operativos por el incremento del volumen de producción y reducción de los principales costos unitarios, así como de los gastos administrativos, nos permitió atenuar parcialmente el efecto de la caída de precios en nuestros resultados económicos.

En particular, el precio promedio del cobre en la Bolsa de Metales de Londres (LME) alcanzó los 71.6 centavos de dólar por libra, comparado con los 82.3 centavos por libra que se tuvo en el año 2000. Adicionalmente, Perú sufrió un sismo inusitado el 23 de junio, que produjo daños en nuestras instalaciones, obligándonos a suspender las operaciones mineras por algunos días. Ambos factores afectaron los resultados financieros de la Compañía. Los esfuerzos que se realizaron para enfrentar estas difíciles circunstancias se concretaron en un aumento en el volumen de ventas de casi 5% respecto al año 2000 alcanzando 755 millones de libras y la fundición de cobre en Ilo procesó 86 millones de libras de concentrados comprados. Sobre estas bases, Southern Peru logró registrar una utilidad neta de 46.6 millones de dólares que, aunque menor a los 92.6 millones de dólares del año pasado, muestra la salud general de la empresa dadas las circunstancias. El incremento en la producción se debió a una mejor ley de mineral y a una mayor recuperación en la concentradora de Toquepala. Ello a pesar de las pérdidas de producción de 30.6 millones de libras en la mina Cuajone, derivadas de una menor ley de mineral y a los efectos del terremoto del 23 de junio en el sur del Perú, que interrumpió el suministro de energía eléctrica y causó daños en algunas instalaciones mineras, paralizando cuatro días la producción.

Adicionalmente, se continuó con el programa de reducción de costos, especialmente los costos administrativos y de operación. Por ello, el punto de equilibrio operativo fue reducido en 2.1 centavos de dólar por libra, de 51.4 centavos en el año 2000 a 49.3 centavos en el año 2001. Esta reducción representa una mejora de 4.1% sobre los costos del año 2000.

Southern Peru continua avanzando en la ejecución de su programa de expansión y modernización. Con una inversión de US $69.5 millones se está ampliando la concentradora de la mina Toquepala, cuya capacidad de molienda se incrementará de 45,000 a 60,000 toneladas por día. A fines de diciembre del 2001, este proyecto registró un avance del 61%, con una inversión de $28.1 millones. La expansión culminará a fines de agosto del presente año.




01 (92)
00 (92)
99 (87)
98 (66)
97 (64)

Productividad
(toneladas de cobre por empleado)


01 (342)
00 (340)
99 (338)
98 (302)
97 (311)

Producción de cobre
(miles de toneladas)


01 (277)
00 (265)
99 (251)
98 (246)
97 (233)

Producción de refinería
(miles de toneladas)


01 (54)
00 (56)
99 (49)
98 (47)
97 (44)

Producción de SX / EW
(miles de toneladas)


01 (371)
00 (354)
99 (340)
98 (341)
97 (337)

Ventas de cobre
(miles de toneladas)

Area de Operación o planta

	2001		2000	
Toquepala				
Material Minado (000's)	99,492	R	81,378	R
Mineral Molido (000's)	17,182		16,276	
Concentrado producido	442,105		388,039	
Contenido de Cu en concentrado	122,751		105,635	
Molibdeno producido	4,098	R	3,739	R
Cuajone				
Material Minado (000's)	101,702	R	85,943	R
Mineral Molido (000's)	30,155		30,568	R
Concentrado producido	611,946		695,804	R
Contenido de Cu en concentrado	165,085		178,964	
Molibdeno producido	4,253	R	3,465	R
SX/EW				
Soluciones Beneficiadas (000's de m^3)	37,380	R	33,216	
Cátodos	54,428		56,065	R
Fundición				
Concentrado fundido	1,165,062	R	1,132,785	R
Blister producido	328,241	R	295,848	R
Refinería				
Producción de cátodos	277,260	R	264,743	R
Total Cu SPCC	373,506	R	352,058	R
Total Cu SPCC (000's de libras)	823,439	R	776,153	R
Total Mo	8,351	R	7,204	R

R: Récords de producción

Reservas de Cobre

Unidad	Reservas de Mineral (000's de toneladas) al 31/12/01	Contenido Promedio de Cobre (%) al 31/12/01
Toquepala		
Sulfuros	658,433	0.74
Lixiviable	1,732,229	0.19
Cuajone		
Sulfuros	1,182,766	0.64
Lixiviable	61,041	0.43

Indice

[illegible] financieros principales

[illegible]

	[illegible]	[illegible]
Ventas	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
Utilidad neta	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
Total de activos	[illegible]	[illegible]
Empleados	[illegible]	[illegible]

Este informe anual utiliza los símbolos universales de los metales



Cobre



Plata

Declaración de responsabilidad

"El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Southern Peru Copper Corporation [illegible] Southern Peru Copper Corporation se hace responsable por su contenido conforme a los dispositivos [illegible]"

Hans A. Flury
Director Legal

José N. Chirinos
Director de Contraloría y Finanzas

Información sobre [illegible] [illegible]

Todas las cifras [illegible] en esta memoria están expresadas en U.S. dólares.

Informe Anual

2001

Southern Peru Copper Corporation